Exhibit 99.1



Biodexa Pharmaceuticals PLC

Annual Report 2024

Biodexa is a clinical-stage biotech company developing a pipeline of innovative products for the treatment of diseases with high unmet medical needs

Contents

INTRODUCTION

Headquartered in Cardiff, UK, with its American Depositary Shares ("ADSs") quoted on the NASDAQ exchange in the US, Biodexa is a clinical-stage biotechnology company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Familial Adenomatous Polyposis ("FAP"), Non-muscle Invasive Bladder Cancer ("NMIBC"), Type 1 Diabetes ("T1D") and rare/orphan brain cancers.

STRATEGY

The Company's transition from a drug delivery company to a therapeutics company is now complete with a pipeline of assets, all of which are at clinical stage and, we believe, offer significant potential to improve outcomes for patients.

Following the successful re-positioning of the Company in 2024, our priorities for 2025 reflect our new strategy as follows:

Strategic Imperatives	Progress in 2024	Priorities for 2025
Advance our development assets through the clinic	We announced the following clinical milestones in 2024: February: results of a Phase 1 Investigator Initiated Trial at Columbia University of MTX110 in patients with Diffuse Midline Glioma ("DMG") May: Six month results of a Phase 2 study of eRapa in FAP presented at Digestive Disease Week June: 12 month results of a Phase 2 study of eRapa in FAP presented at InSIGHT 2024 October: an update of Cohort A of a Phase 1 study of MTX110 in patients with recurrent glioblastoma ("rGBM")	Initiate recruitment of a registrational Phase 3 study of eRapa in patients with FAP in the US and Europe Secure Orphan Drug Designation for eRapa in FAP in Europe Engage with FAP patient support groups in the US and Europe Initiate recruitment of a Phase 2a Investigator Initiated Trial dose confirmation study of tolimidone in T1D patients
Develop and broaden our drug development pipeline	We in-licensed eRapa, a proprietary formulation of rapamycin being developed for FAP and NMIBC. The six month and 12 month data from the Phase 2 study in FAP were presented at two prestigious scientific meetings during the year while the Phase 2 study in NMIBC remains ongoing We have initiated a series of preclinical experiments designed to identify potential indications for tolimidone in addition to T1D	Consolidate *in vitro* and *in vivo* data to support additional potential, ideally orphan, indications for tolimidone Seek additional pre-IND and/or clinical-stage assets to acquire or in-license Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families
Secure long term, ideally non-dilutive financing for the Company	The in-licensing of eRapa included access to a $17 million grant from the Cancer Prevention and Research Institute of Texas ("CPRIT") with a 2 for 1 Company match In addition, we raised a total of $11.1 million from financings in May and July 2024	Secure licensees and/or co-development partners for eRapa in Europe and Japan Investigate other potential sources of long-term capital to support the Company's development programmes

BUSINESS MODEL

Having successfully transitioned to a therapeutics company and broadened our internal pipeline, our business model is to add value to our development programmes by advancing them through the clinic before seeking partners to complete late-stage studies and commercialise the products.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare/orphan indications. eRapa was in-licensed in April 2024 as Phase 3 ready in FAP with an ongoing Phase 2 study in NMIBC. Tolimidone, which was in-licensed in December 2023, is a Phase 2 ready asset being developed initially for T1D. MTX110 is currently in Phase 1 development for three rare/orphan brain cancers.

Manufacturing

We do not intend to establish our own manufacturing capabilities. For clinical trial material we utilise GMP-certified contract manufacturers.

Commercialisation

Once proof-of-concept has been established, we intend to out-license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

CLINICAL-STAGE ASSETS

Our development pipeline now includes five projects, all which are at clinical stage, as follows:

	Indication	Preclinical	Phase 1	Phase 2	Phase 3
eRapa (rapamycin)	Familial Adenomatous Polyposis				
eRapa (rapamycin)	Non-muscle Invasive Bladder Cancer				
Tolimidone (Lyn kinase activator)	Type 1 diabetes				
MTX110 (panobinostat)	Diffuse Midline Glioma				
MTX110 (panobinostat)	Glioblastoma				
MTX110 (panobinostat)	Medulloblastoma				

eRapa

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune® (Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin.

Familial Adenomatous Polyposis (FAP)

FAP is characterised as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US and one in 11,300 to 37,600 in Europe. eRapa has received Orphan Designation in the US and we are in the process of seeking such designation in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. ERapa received FDA Fast Track designation in February 2025.

The results of the Phase 2 study were presented at two leading scientific conferences in the second quarter of 2024. Following a positive end of Phase 2 meeting with the FDA, we conducted a Type C meeting with the FDA to finalise the protocol for a Phase 3 multi-centre, double-blind, placebo-controlled study in FAP. The Phase 3 study, which is expected to be registrational, plans to recruit approximately 168 patients across 30 or more sites, with a primary endpoint being time to a defined progression free survival event. The study is expected to recruit over 18 months and is supported by a non-dilutive grant of $17.0 million from CPRIT.

Non-muscle Invasive Bladder Cancer (NMIBC)

NMIBC refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumour followed by intravesical Bacillus Calmette-Guerin ("BCG") with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women. Our ongoing multi-centre, double-blind, placebo-controlled Phase 2 study in NMIBC is expected to enrol up to 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The Phase 2 study, which is supported by a $3.0 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, is expected to read out in the first half of 2025.

Tolimidone

Tolimidone was originally discovered by Pfizer Inc. ("Pfizer") and was developed through Phase 2 for the treatment of gastric ulcers. Pfizer undertook a broad preclinical programme to characterise the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase 2. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

Type 1 Diabetes (T1D)

We intend to develop tolimidone for the treatment of T1D. As a Lyn kinase activator, tolimidone has been shown in preclinical experiments to have a role in beta cell survival and proliferation. If replicated in clinical studies, tolimidone could have the potential to be disease modifying and change the treatment paradigm for T1D. T1D affects approximately 8.4 million people worldwide and there are approximately 500,000 new diagnoses per annum.

As a first step in the planned continued clinical development of tolimidone, we intend to initiate a Phase 2a dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase 2a study will be open-label in approximately 15 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycaemic events.

MTX110

Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour administration via a catheter system (Convection Enhanced Delivery, or "CED") thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof-of-concept stage in three indications:

Glioblastoma Multiforme (GBM)

GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumours recur. There are approximately 2-3/100,000 population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients. Once it has recurred, median survival is 6.5 months.

During 2023 we completed recruitment of patients in the first cohort of a Phase 1 study to assess the utility of MTX110 in recurrent GBM. The Phase 1 study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery ("CED") via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort received MTX110 only and the second cohort will also receive MTX110 but, at the option of the treating clinician, the catheter may be re-positioned once recurrence occurs.

Diffuse Midline Glioma (DMG)

DMG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months. There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumour.

In October 2020, we reported the first-in-human study by the University of California, San Francisco ("UCSF") of MTX110 in DMG using a CED system. The Phase I study established a recommended dose range for Phase 2, a good safety and tolerability profile but also encouraging median survival data of 26 months in the seven patients treated.

An additional Phase 1 Investigator Initiated Trial by Columbia University reported topline data in February 2024. Thereafter, we intend to explore the possibility of seeking an IND for a Phase 2 study of MTX110 in DMG.

Medulloblastoma

Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid ("CSF") and frequently metastasise to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52% and 47% at 5 years, 10 years and 20 years, respectively; however, recurrence is nearly always fatal with no established standard of care.

The University of Texas is undertaking a Phase 1 exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the central spinal fluid.

CHIEF EXECUTIVE'S REVIEW

Introduction

During 2024, we took significant steps to diversify and advance our development pipeline by adding late-phase eRapa to tolimidone and MTX110 R&D programmes. The addition of eRapa is expected to enhance the Company's news flow and provide catalysts for financing as the two indications advance through the clinic.

R&D update

eRapa

In April 2024 we licensed eRapa, a proprietary formulation of rapamycin, from Rapamycin Holdings, Inc. d/b/a Emtora Biosciences, Inc., or Emtora. Rapamycin is an mTOR inhibitor. As a central regulator of cell metabolism, growth, proliferation and survival, the mTOR pathway is activated during various cellular processes including tumour formation and angiogenesis. Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin.

On May 21, 2024, we announced six month results of the Phase 2 clinical trial of eRapa in FAP (NCT04230499) which were presented at the 2024 Digestive Disease Week annual meeting in Washington D.C. In the duodenum, 14/18 (78%) patients were non-progressors with 11/18 (61%) of these patients with PR. In the colorectum, 25/29 (86%) patients were non progressors including all with an intact colon; of these 15/29 (67%) patients demonstrated PR including 4 with an intact colon (see Figure 1 below). Only two drug-related Grade 3 Serious Adverse Events occurred during the trial (with no Grade 4 or 5 reported), and 97% of patients remained on treatment at six months. In summary, after six months' treatment, eRapa appeared safe and well-tolerated with a significant 24% reduction in the total polyp burden at six months compared with baseline (p=0.04) and an overall 83% non-progression rate.

On June 24, 2024, we announced 12 month results of the Phase 2 clinical trial which were presented at the 2024 InSIGHT bi-annual meeting in Barcelona. Overall, 21 of 28 (75%) patients were deemed to be non-progressors at 12 months with a median reduction in polyp burden of 17%. Over the course of 12 months, there were four related Grade 3 or higher and one related Serious Adverse Event reported during the trial and 95% compliance rate at 12 months. One patient was removed from the trial due to non-compliance. In summary, after 12 months' treatment, eRapa appeared safe and well-tolerated with a median 17% reduction in the total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. The 89% non-progression rate and 29% median reduction in polyp burden observed in Cohort 2 will be the dosage regimen for Phase 3.

The open-label Phase 2 study was conducted in seven U.S. centres of excellence in 30 adult patients with median age of 43 years with intact colon (n=6) or post-colectomy and ileo-rectal anastomosis and at least 10 adenomas in the rectal remanent (n=24). Patients were sequentially enrolled into three dosing cohorts of 10 patients each for a 12-month treatment period: 0.5mg every other day (Cohort 1), 0.5mg daily every other week (Cohort 2) and 0.5mg daily (Cohort 3). Upper and lower endoscopic surveillance occurred at baseline and after six months. Primary endpoints were the safety and tolerability of eRapa and percentage change from baseline in polyp burden, as measured by the aggregate of all polyp diameters. In February 2025, we announced that the FDA had granted Fast Track designation to eRapa in FAP.

An ongoing Phase 2 study of eRapa in NMIBC is scheduled to report results in mid-2025.

Tolimidone

In December 2023 we secured the global rights to develop and commercialise tolimidone. The Phase 2 ready product is supported by very substantial preclinical data, has been exposed to more than 700 patients and has demonstrated compelling preclinical data to support our chosen indication of T1D.

In T1D, the body's immune system attacks pancreatic beta cells such that they can no longer produce insulin which is required to regulate plasma glucose levels. The causes of T1D are not fully understood and there is currently no cure. Patients with T1D are dependent on daily administration of insulin (via injection or infusion).

Tolimidone is a Lyn kinase activator and its potential utility in T1D was first demonstrated by several ground-breaking preclinical studies conducted at the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in vitro and in vivo models. Tolimidone was shown to both prevent beta cell degradation and to stimulate beta cell proliferation.

The Phase 2a study will be open-label and include three doses with approximately 15 patients studied over three months with a follow up period. End points are expected to include C-peptide levels (a marker for insulin), HbA1c levels (a marker for plasma glucose) and the number of severe hyperglycaemic events. Thereafter, we expect to follow up with a double-blind, placebo-controlled Phase 2b study in approximately 40-45 patients with similar clinical endpoints.

MTX110

We initially began developing MTX110 for DMG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. In February 2024 we announced the results of a Phase 1 study conducted by Columbia University Irving Medical Center. As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, 7 days apart. Nine patients were treated in the study (30 μM group, n=3; 60 μM group, n=4; 90 μM group (optimal dose), n=2). One patient in the 60 μM group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumour anatomy. Although the study was not powered to reliably demonstrate efficacy, median overall survival ("OS") of patients in the study was 16.5 months.

In October 2023, we announced completed recruitment of four patients into cohort A of its Phase 1 study of MTX110 (also known as MAGIC-G1 study) (NCT 05324501) in patients with rGBM. MAGIC-G1 is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. Patients received MTX110 via intermittent repeated CED infusions. The status of patients in Cohort A was as follows: Patients #1 and #2 had deceased with OS since start of treatment of 12 months and 13 months, respectively. Patients #3 and #4 remained in post-study follow-up. Patient #3 had progression free survival ("PFS") of six months and OS at that time of 13 months since start of treatment. Patient #4 has not yet had confirmed progression and had PFS and OS of 12 months since start of treatment.

We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.

Financings

Warrant Inducement
In May 2024, we entered into agreements with certain investors that were holders of 1,572,674 of our outstanding Series E warrants exercisable for $2.20 per Depositary Share and an aggregate of 2,463,477 of our Series F warrants exercisable for $2.20 per Depositary Share, or Series F Warrants. The holders agreed to exercise the Series E Warrants and Series F Warrants, as applicable, at a reduced exercise price of $1.50 per Depositary Share. Upon closing of the transaction we issued 3,104,566 Depositary Shares to the holders, with the remaining 931,585 Depositary Shares remaining unissued but held in abeyance until we receive notice from the holders that the remaining shares may be issued in compliance with the beneficial ownership limitation. In consideration for the immediate exercise of the Series E Warrants and/or Series F Warrants for cash, we issued one replacement Series G Warrant for each Series E Warrant exercised, and one replacement Series H Warrant for each Series F Warrant exercised. The Series G and Series H Warrants were exercisable immediately and expire after five years and one year, respectively. We received gross proceeds of approximately $6.05 million from the warrant exercise, prior to deducting the warrant inducement agent fees and other expenses.

Registered Direct Offering and Concurrent Private Placement
In July 2024, we closed a Registered Direct Offering and Private Placement with certain institutional investors for the sale of (i) an aggregate of 5,050,808 Depositary Shares, and (ii) an aggregate of 278,975 pre-funded warrants exercisable for Depositary Shares at a price per Depositary Share of $0.94, and a price per Pre-Funded Warrant of $0.9399. The Pre-Funded Warrants were exercisable immediately. In addition, in a concurrent Private Placement, we issued and sold to the Investors (i) Series J Warrants exercisable for 5,329,783 Depositary Shares, and (ii) Series K warrants, exercisable for 5,329,783 Depositary Shares. The Series J and Series K Warrants are exercisable immediately and expire after one year and five years respectively and are all exercisable at an exercise price of $25.00 per Depositary Share. We received aggregate gross proceeds of $5.0 million before deducting the placement agent's fees and related offering expenses.

Promissory Note
In December 2024 we issued an unsecured Promissory Note to C/M Capital Master Fund LP in the principal amount of $600,000 at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5% and has a maturity date of one year. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus interest, being repaid by December 2025. We received the $540,000 pursuant to the Note in December 2024.

Outlook
We expect two major clinical milestones in 2025; the initiation of our Phase 3 registrational study of eRapa in FAP and the initiation of an IIT of tolimidone in T1D at the University of Alberta.

As has been the case for the past three years, financing for small- and micro-cap biotech companies remains challenging. The $35 million Equity Line of Credit we put in place in February 2025 provides a welcome backstop source of capital as we seek non-dilutive sources of capital from out-licensing territorial rights to our development assets and/or additional grant funding.

FINANCIAL REVIEW

Introduction
Biodexa Pharmaceuticals PLC was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis
Key performance indicators

	2024	2023	Change
Total gross revenue[(1)]	£nil	£0.38m	n/m
R&D expenditure	£5.44m	£4.07m	34%
R&D as % of operating costs	59%	48%	n/a
Net cash (outflow)/inflow for the year	(£4.30m)	£3.14m	n/m

(1) Total gross revenue represents collaboration income.

Revenue
In the year ended 31 December 2024, Biodexa did not generate any gross revenue (2023: £0.38 million). Customer revenue in 2023 was derived entirely from the Group's R&D collaboration agreements with Janssen which ceased in September 2023.

Research and development expenditure
Research and development costs were £5.44 million, an increase of £1.37 million, or 34% on 2023 (2023: £4.07 million). The percentage of R&D costs as a percentage of operating costs also increased to 59% from 48% in the prior year. The increase in the year reflects the Directors' decisions to acquire licenses for clinical stage assets, tolimidone in December 2023 and eRapa in April 2024, resulting in clinical expenditure of £1.09 million and £1.91 million respectively; this is offset by reduced spend of £1.10 million on the MAGIC-G1 study in rGBM. As a result of the re-focus on clinical stage assets there was a reduction in preclinical expense of £0.31 million. Personnel costs also reduced by £0.25 million in the year.

Administrative costs
Administrative costs in the year reduced by £0.55 million to £3.79 million (2023: £4.34 million), a decrease of 13%. The decrease in administrative costs in the year is driven by a positive reversal in foreign exchange of £0.26 million, a reduction in professional fees of £0.55 million offset by an increase in share-based payments of £0.22 million.

In 2024 the Company expensed £0.88 million on legal and professional fees in connection with the successful financing transactions in the year, the acquisition of the eRapa licence in April 2024 and aborted acquisitions, this compares to £1.31 million spent in 2023 on similar transactions.

Staff costs
During the year, the average number of staff decreased to 13 (2023: 21), reflecting the cost reduction programme undertaken in March 2023. Total staff cost increased 4% to £2.15 million (2023: £2.06 million), driven by the increase in share-based payment charge of £0.22 million.

Taxation
During 2024 and 2023 we recognised UK R&D tax credits of £0.25 million and £0.41 million in respect of R&D expenditure incurred.

Capital expenditure
Purchase of tangible fixed assets in 2024 was £0.01 million (2023: £0.03 million) and related to investment in laboratory equipment. In addition, in April 2024, the Company purchased an intangible asset being the global rights to develop and commercialise eRapa for total consideration of £2.71 million; this was satisfied £0.77 million in cash, £0.22 million by the issue of Ordinary Shares and deferred consideration of £1.72 million yet to be paid.

Cash flow
Net cash outflow from operating activities in 2024 was £12.26 million (2023: outflow £6.83 million) driven by a net loss of £5.73 million (2023: loss £7.08 million) and after negative movements in working capital of £3.74 million (2023: negative £0.05 million), taxes received of £0.13 million (2023: £0.84 million), and other net negative adjustments for non-cash items totalling £2.93 million (2023: negative £0.54 million).

Investing activities outflow in 2024 of £0.60 million (2023: outflow of £0.27 million) included purchases of property, plant and equipment of £0.01 million (2023: £0.03 million) and the purchase of eRapa licence for total consideration of £2.71 million including cash of £0.77 million. These cash outflows are offset by interest income from the bank deposits of £0.18 million (2023: £0.07 million).

Financing activities inflow in 2024 of £8.56 million (2023: inflow of £10.23 million) was driven by receipts from share issues of £8.31 million (2023: £10.43 million) and receipt from issuance of a Promissory Note of £0.43 million (2023: £nil). The other principal outflows related to payments on lease liabilities of £0.19 million (2023: £0.19 million) and interest paid of £nil (2023: £0.01 million).

As a result of the foregoing, net cash outflow for the year was £4.30 million (2023: inflow of £3.14 million).

NASDAQ

In August 2024, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying us that NASDAQ had determined to delist our securities from the NASDAQ Capital Market because our securities had a closing bid price below $1.00 for 30 consecutive business days. We requested a hearing, which automatically stayed any suspension or delisting action pending the hearing. The hearing took place on 8 October 2024, and on 7 November 2024, we were notified that the Hearings Panel had determined that we had regained compliance with the minimum bid price requirement.

Change in ADS ratio and nominal value of ordinary shares

On 4 October 2024 the Company effected a change in the ratio of the Company's Ordinary Shares from each ADS representing 400 Ordinary Shares to each ADS representing 10,000 Ordinary Shares.

At a General Meeting on 22 November 2024, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.001 each into one Ordinary Share of £0.00005 each and 19 'C' Deferred Shares of £0.00005 each. The 'C' Deferred Shares have limited rights and are effectively valueless.

Further details are disclosed within the Chairman's Introduction to Corporate Governance on page 16.

January 2025 committed equity financing – Equity Line of Credit ("ELOC")

On 17 January 2025, we entered into an ELOC with C/M Capital Master Fund LP ("C/M") pursuant to which we have the right, but not the obligation, to sell to C/M, and C/M is obligated to purchase, up to $35.0 million of newly issued ADSs for a period of 36 months from Commencement Date. As consideration for the C/M's execution and delivery of the Purchase Agreement, we have agreed to pay to the C/M a Commitment Fee of $875,000 in cash or in ADSs.

At any time after the Commencement Date, we may direct C/M to purchase a specified number of ADSs, or a Fixed Purchase, not to exceed $200,000, at a purchase price equal to the lesser of 95% of (i) the daily volume weighted average price, or VWAP, of the Depositary Shares for the five trading days immediately preceding the applicable Purchase Date for such Fixed Purchase and (ii) the lowest sale price of an ADS Share on the trading day immediately preceding the Purchase Date.

In addition, we may also direct C/M to purchase an additional number of ADSs in an amount up to the VWAP Purchase Maximum Amount (as defined in the Purchase Agreement), or a VWAP Purchase, at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the Purchase Agreement).

Lastly, we may also direct C/M to purchase an Additional VWAP Purchase at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable Additional VWAP Purchase Date and (ii) the VWAP during the Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable Additional VWAP Purchase Date.

Under the Purchase Agreement, the aggregate amount of Purchase Shares submitted in any single or combination of VWAP Purchase notices and/or Additional VWAP Purchase notices on a particular date require a payment from C/M to us not exceeding $2.5 million.

C/M is not obligated to purchase any ADSs pursuant to the Purchase Agreement if, when aggregated with all other securities then beneficially owned by C/M would result in C/M beneficially owning Ordinary Shares (represented by Depositary Shares) in excess of 9.99% of the then-outstanding Ordinary Shares.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell Depositary Shares to C/M. We expect that any proceeds received by us from such sales to C/M will be used to fund our development programmes, for working capital and other general corporate purposes.

FINANCIAL REVIEW continued

Going Concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2024, the Group incurred a consolidated loss for the year of £5.73 million and negative cash flows from operations of £12.26 million. As of 31 December 2024, the Group had an accumulated deficit of £150.42 million.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2024, the Group had cash and cash equivalents of £1.67 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company's operations.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

Macro-economic environment

The invasion by the Russian Federation military in Ukraine in early 2022 and the ongoing Israeli/Palestinian conflict in the Middle East has had a destabilising impact on the global economy. Although there has been no immediate impact on the Group, it is not possible to assess the medium- and long-term impact of these conflicts on the Group and the global economy generally.

Environmental matters, community, human rights issues and employees

As at 31 December 2024 the Group had 11 employees, of whom 5 were routinely based at its offices in Cardiff, Accordingly the Company believes it has a relatively modest environmental impact. All materials imported into the Company's laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licensed waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company's Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2024, the number of male/female employees was 27%/73%, the number of male/female senior managers was 60%/40% and the number of male/female Directors was 80%/20%.

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonne CO_2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group has elected to monitor and report its energy efficiency using tonnes of CO_2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group has referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO_2e	2024	2023
Scope 2	17	18
Scope 3	3	3
Total	**20**	21
Intensity ratio (tonnes of CO_2 per employee)	**0.9**	1.0

The Group's electricity costs for 2024 were approximately £25,000 (2023: £30,000). The kWh usage in the year was 81,933 (2023: 87,780). The Group has no immediate plans to improve energy efficiency.

STAKEHOLDER ENGAGEMENT

While the Company is no longer listed on AIM, and it is no longer required to adopt the QCA Code; the Directors have however determined the Company should continue to abide by the principles embodied in the QCA Code. In accordance with the QCA Code, as well as what is most likely to promote the success of the Group in the long term, the Board considers the interests of the Group's stakeholders in its decision making and understands the importance of taking into account their views and considers the impact of the Group's activities on the community, environment and its reputation.

Section 172 of the Companies Act 2006 statement	Our stakeholders	Material topics
Each Director of the Company is required to act in a way he/she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole. In this way, Section 172 requires a Director to have regard, amongst other matters, to the: – likely consequences of any decision in the long term; – interests of the Company's employees; – need to foster the Company's business relationships with suppliers, customers and others; – impact of the Company's operations on the community and the environment; – desirability of the Company maintaining a reputation for high standards of business conduct; and – need to act fairly as between members of the Company. In discharging its Section 172 responsibilities the Board has considered the factors set out above and the views of key stakeholders. The Board acknowledges that some decisions will not necessarily result in a positive outcome for all stakeholders. However, by considering the Company's purpose, mission, values and commitment to responsible business together with its strategic priorities and having a process in place for decision making, the Board aims to ensure that its decisions are in the best interests of the business, taken as a whole.	**Collaboration partners** We engage with, and rely on, collaboration with commercial partners, vendors and licensors to diligently progress our R&D programmes.	– Setting and management of expectations – Project management – Effective communication – Financial stability
	Employees We have a committed team of skilled employees based both at our facilities in Cardiff and remotely. We seek to maintain an environment which fosters innovation and allows our employees to thrive.	– Opportunities for career development – Freedom to experiment and innovate – Ownership of projects – Rewards and incentives – Company financial performance
	Shareholders Listed on NASDAQ, we recognise the importance of our shareholders as providers of capital and feedback on strategy and governance.	– Operational and financial performance – Business strategy and model – Allocation of resources – Working capital
	Regulators We work in a highly regulated industry. Interactions with regulators on compliance and guidance on our clinical programmes are key to our success.	– Compliance with regulations – Transparency – Quality Assurance processes and procedures – Integrity of data – Advice on clinical development

How we engage	2024 examples
We seek to align our expectations of collaboration partners through discreet work packages with well-defined deliverables. We schedule regular meetings with our partners to appraise them of progress and resolve issues.	On a quarterly basis during the year, a Joint Development Committee, including representation from Melior, licensor of tolimidone, has met to oversee progress and future development.
	We have established a Joint Development Committee with representatives of Emtora, licensor of eRapa, to review progress and resolve issues as they arise.
	We generally engage with vendors through mutually agreed Master Services Agreements which define, inter alia, mutual expectations and quality standards. These MSAs are supplemented by Work Orders which specify deliverables and timings for discreet work packages.
Alongside intellectual property, our employees are the Group's key asset. We engage with our employees through regular project team meetings. We also hold plenary "all hands" meetings for employees on an ad hoc basis. We have a formal annual appraisal process which facilitates two-way feedback for our employees and their line managers.	We hold regular meetings with sub-groups of employees or project team meetings to encourage innovation, sharing of ideas and knowledge. These meetings are usually at a technical level.
	In addition, from time-to-time we hold "all-hands" meetings which include corporate updates, sharing of success stories and dissemination of corporate goals for the upcoming period. Staff members are encouraged to surface issues and raise questions of management at these meetings and generally appreciate the engagement.
We strive to keep our shareholders informed through regulated contact. We offer conference calls or webinars from time to time to coincide with important clinical data and with interim and year end results. We report important events through press releases and 6-Ks, some of which are supplemented with webinars.	The Board considered the views of shareholders in the context of the in-licensing of eRapa from Emtora. Specifically, the Board considered the dilution arising from the initial consideration in the form of ADSs together with the impact on resources and cash requirements of the Company match to the CPRIT grant.
We maintain a Quality Management System including a comprehensive suite of Standard Operating Procedures designed to ensure compliance with Good Clinical Practice. We seek the advice of the FDA and EMA in designing clinical trials conducted in the US and Europe, respectively.	We have established Scientific Advisory Boards, comprising Key Opinion Leaders, to advise the Company on its primary development programmes.

RISK MANAGEMENT

Identification, assessment and mitigation of risk is key function of the Board

The Group has formal procedures to monitor and manage risk. The risks are classified into two categories: scientific and financial. The risks outlined below are presented in order of their relative significance.

Principal risks and uncertainties

The Directors consider the principal risks facing the business to be as follows:

Regulation

Biodexa operates in a highly regulated sector.

Government authorities in the United Kingdom, United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, distribution, sale, marketing, post-approval monitoring and reporting of pharmaceutical products. The processes for obtaining regulatory approvals, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

The Company's strategy is to advance its clinical-stage assets through the clinic, generating proof-of-concept clinical data.

Accordingly, the successful development, manufacture and commercialisation of its products will be dependent upon the expertise and compliance of its licensee partners with regulations. These include current Good Clinical Practice ("GCP") and current Good Manufacturing Practice ("GMP").

Waste solutions and products are suitably disposed of under contract with a licensed provider for this purpose. Prior to disposal, hazardous waste materials are stored under appropriate conditions. Solvents and other inflammable reagents are stored in appropriate fire containment storage cabinets.

Competition and technological advances

With regard to eRapa, tolimidone and MTX110, the Group's clinical-stage assets, there are a number of companies researching potential solutions for FAP, T1D and rare and orphan brain cancers including GBM and DMG. Some of the competitors' programmes are more clinically advanced than Biodexa's. There are relatively few companies working in FAP and T1D, although some are larger with greater resources than Biodexa.

Commercial success of Biodexa's portfolio of development product candidates depends in part on the market's acceptance of these products and technologies. There can be no guarantee that this acceptance will be forthcoming or that Biodexa's technologies will succeed as an alternative to competing products. Furthermore, demand for Biodexa's products may decrease if competitor products are introduced with perceived advantages over Biodexa's product candidates.

The speed and nature of technological change means that medicinal science is always evolving and new competition and alternatives are always a possibility. As a result of the combination of its platform technologies, intellectual property and proprietary know-how, the Group has a protected position in the sustained release, solubility enhancement and nanoparticle spaces which offer the potential for highly differentiated drugs serving high unmet needs, such as orphan oncology, to be rapidly and independently manufactured and scaled.

Clinical development and regulatory risk

There can be no guarantee that any of the Group's products will obtain or maintain the necessary regulatory approvals in any or all of the territories in respect of which applications for such approvals are made. Where regulatory approvals are obtained, there can be no guarantee that the conditions attached to such approvals will not be considered too onerous by the Group or its distribution partners in order to be able to market its products effectively. The Group seeks to reduce this risk by developing products using safe, well-characterised active compounds, by seeking advice from regulatory advisers, consulting with regulatory approval bodies and by working with experienced distribution partners.

Financial risk management objectives and policies

The Group is exposed to a variety of financial risks which result from both its operating and investing activities. The Board is responsible for coordinating the Group's risk management and focuses on actively securing the Group's short to medium term cash flows.

Funding risk

The Group continues to incur substantial operating expenses. Numerous fundraises have allowed the Group to advance the development pipeline products towards future value inflection points. However, until the Group generates positive net cash inflows from the out-license or commercialisation of its development products it is expected to have to seek additional funding, whether through the injection of further equity capital from share issues, grants or debt finance. The Group may not be able to generate positive net cash inflows in the future or be able to attract such additional funding as may be required, either at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than for clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where possible), maintaining a focused portfolio of products under development and by keeping shareholders informed of progress.

Finance risk

The Group enters into very few transactions involving significant complexity, potential material financial exposure or atypical risk. The Group does not actively engage in the trading of financial assets and has no financial derivatives other than equity settled derivative financial liabilities as set out in note 19. The Group currently has no customers and therefore is not exposed to credit risk. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US Dollar denominated suppliers related to its NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice. The Group considers the major finance risk to be funding risk as described below.

Political landscape and external risk

From a regulatory perspective, a basic requirement of EU law relating to the grant of a marketing authorisation for a medicinal product in the EU is that the applicant is established in the EU. The scope of a marketing authorisation for a medicinal product granted by the European Commission pursuant to the centralised procedure might not, in the future, include the UK. In these circumstances, an authorisation granted by competent UK authorities would be required to place medicinal products on the UK market.

As noted above, the invasion by the Russian Federation military in early 2022 in Ukraine and the recent Israeli/Palestinian conflict in the Middle East have had a destabilising impact on the global economy. Although there has been no immediate impact on the Group, it is not possible to assess the medium and long term impact of the conflict on the Group and the global economy generally.

This Strategic Report was approved by the Board on 10 April 2025 and signed on its behalf.

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

BOARD OF DIRECTORS

We seek to combine complementary skills and backgrounds but with experience of small cap biotech/pharma.

As at 31 December 2024 the Board consisted of one Executive Director and four Non-executive Directors. Biographies of the current Directors are set out below.

The Directors believe that the combined functional and industry expertise of Board members provides Biodexa Pharmaceuticals PLC with a strong platform to lead the business.

Executive

Stephen Stamp
Chief Executive Officer, Chief Financial Officer (63)

Mr Stamp is an experienced public company CFO and has held senior positions in a number of healthcare companies in the UK and the US including CFO of Shire plc, Chief Operating Officer of Xanodyne Pharmaceuticals Inc., CFO of Assurex Health, Inc and CFO and latterly CEO, of Ergomed plc. He has also been CFO of Regus plc (now IWG plc) and EZCORP Inc. Mr Stamp also has considerable M&A experience, having worked for Lazard in London.

He is a Chartered Accountant and qualified with KPMG and has a BA(Econ) from the University of Manchester.

Non-executive

Stephen Parker
Non-executive Chairman (66)

Dr Parker has over 35 years' experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Executive Chairman of Sareum Holdings plc (AIM: SAR) and Non-Executive Chairman of Drishti Discoveries Ltd. He is also an Executive Director of sp2 Consulting Limited and sp2 Asset Management Limited. Previously, Dr Parker held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Dr Parker has an MBA from City University and a D.Phil. in biochemistry from Oxford University.

Sijmen de Vries
Non-executive Director (65)

Dr de Vries has extensive senior level experience in both the pharmaceutical and biotechnology industry. Following more than 16 years as CEO of Pharming group N.V., the Dutch Euronext-listed bio-pharmaceutical company, in October 2024, he announced to not be up for re- election for another four years term and recently stepped down; he continues at Pharming for the remainder of 2025 as the Strategic Advisor to the CEO. He was previously CEO of both Switzerland-based 4-Antibody and Morphochem AG, and prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK).

Ann Merchant
Non-executive Director (60)

Ms Merchant served as Vice President for MorphoSys AG from 2018 until April 2025, most recently as Head of Global Supply Chain and External Operations. Prior to joining MorphoSys, from September 2011 to August 2018, Ms Merchant served as the President of Schreiner Medipharm. Between 1994 and 2011, Ms Merchant held various roles at Amgen in Europe and the US, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011. Ms Merchant is also a Non-Executive Director of Alvotech S.A (NASDAQ: ALVO), a biosimilars company. Ms Merchant is a US citizen and holds a Bachelor of Science in Languages from Georgetown University and an MBA from the Henley Business School.

Simon Turton
Senior Independent Non-executive Director (57)

Dr Turton previously headed Warburg Pincus' healthcare investing activities in Europe and was a Principal at Index Ventures in Geneva. He has over 10 years of experience investing in biopharma companies following a ten-year career in the international pharmaceutical industry incorporating roles in research, business development and general management. Dr Turton has an MBA from INSEAD and a Ph.D. in Pharmacy from the University of London. He has been a board director of private and public biomedical companies: Archimedes Pharma, Eurand, ProStrakan and Tornier. Dr Turton was Chairman of Q Chip prior to its acquisition by the Group. He is currently CEO of Gensmile, a dental corporate building a group of dental clinics in the UK and Ireland.

LEADERSHIP TEAM

Experienced team, focused on execution

Biodexa operates a flat organisation structure with short lines of communication for rapid problem solving and execution. The multi-disciplinary leadership team is drawn from diverse backgrounds and diversity of thought is encouraged and rewarded.

Dr Gary Shangold
Chief Medical Officer

Gary Shangold MD is a board-certified Obstetrician/Gynecologist and Reproductive Endocrinologist who is newly appointed as Chief Medical Officer for Biodexa Pharmaceuticals PLC. His career in the pharmaceutical industry spans more than 30 years, including senior positions in Clinical Research, Product Development, Regulatory Affairs and general management. He has played key roles in the development and/or registration of more than ten approved products, including having led the team at Johnson & Johnson which developed the world's first transdermal contraceptive patch. Before joining the pharma industry, Dr Shangold spent a decade in academia, on the faculty of The University of Chicago Pritzker School of Medicine, and then later at the Massachusetts General Hospital and the Harvard School of Medicine. He has previously served as President of the American Academy of Pharmaceutical Physicians, and as Chair of the Association of Clinical Research Professionals, a 14,000-member nonprofit dedicated to excellence and professionalism in clinical research globally.

Noreen Bhatti,
Associate Vice President, Clinical Operations

Noreen brings over 27 years' global clinical development experience covering all phases in a broad range of therapeutic areas in both the Pharmaceutical and CRO industries. Prior to joining Biodexa Pharmaceuticals, she has successfully led an oncology registrational Phase 3 study to completion delivering positive results that supported a regulatory submission. She has also held senior management positions in various CROs supporting clients to develop and execute strategic clinical programmes. Noreen studied Biomedical Sciences and holds a PMP qualification.

Steve Ellul
Chief Business Officer

Steve has over 30 years in commercially focused roles across multiple sectors of the pharmaceutical industry. Before joining Biodexa Steve has led commercial teams at drug delivery organisations including Eurand and Bespak and held senior commercial roles at Theravance Biopharma, Shire and Elan. Steve studied Chemistry at the University of Wales in Cardiff.

Daniel Palmer PhD
Vice President, Technology

Dan has 17 years' experience in the biotech sector with particular focus on drug delivery and nanotechnologies for oncology. He has managed interdisciplinary R&D programmes across biology, chemistry and engineering. As well as leading Biodexa Pharma's exploratory oncology R&D, Dan is responsible for management of Biodexa Pharma's intellectual property portfolio. Dan holds a PhD in Chemistry, an MBA from Imperial College Business School and is a Fellow of the Royal Society of Chemistry.

Fiona Sharp
Group Controller

Fiona is a qualified accountant and has held senior positions within the PR and advertising industry, including Group Finance Director of Chime Communications Group. Fiona is a Fellow of the Chartered Association of Certified Accountants.

CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE

I am pleased to present the Company's Corporate Governance Report for the year ended 31 December 2024.

This last year was a year of mixed fortunes for Biodexa. In-licensing of eRapa in April 2024 in a deal comprising an upfront payment of only 5% of the Company's issued ADSs with zero development milestones was a highlight. The FAP asset also came with a $17.0 million grant from CPRIT. The grant required us to pay the remainder of the two for one Company match of approximately $7.02 million. Regrettably, the two financings to make the Company match, being a warrant inducement followed by a registered direct offering, proved sub-optimal and resulted in a precipitous fall in the price of the Company's ADSs listed on NASDAQ.

The fall in the price of our NASDAQ-quoted ADSs below $1.00 combined with our history of reverse splits meant we were not afforded the usual 180-day grace period and instead had to go straight to a hearing by a NASDAQ panel. As discussed more fully below, I am pleased to say that, following a one for 25 change in the ratio of Ordinary Shares to ADSs, the NASDAQ panel permitted the Company to retain its listing.

As the Board of a NASDAQ listed company we are committed to ensuring the Biodexa Group is managed in accordance with best practice and, through its Committees, the Board plays a key role in providing the necessary framework, challenge and support to the business and the executives by ensuring that a culture of good governance exists throughout the Biodexa Group.

As Chairman, my role is to ensure that the Board operates in an open and transparent environment, allowing the Non-executive Directors an opportunity to critically assess, challenge and support the CEO and senior management team.

QCA Code
While the Company is no longer required to comply with the QCA Code as the Company is no longer listed on AIM, the Company has voluntarily continued to comply, where applicable, through the reporting period. The QCA Code is a practical, outcome-oriented approach to corporate governance that is tailored for small and mid-size quoted companies in the UK. The Board views this as an appropriate corporate governance framework for Biodexa Pharmaceuticals PLC and consideration has been given to the ten principles set out in the QCA Code.

Board of Directors
The Board's role is to establish the vision and strategy for the Biodexa Group and is responsible for the long-term success of the Company. The Board is responsible to the Company's shareholders with its main objective being to increase the sustainable value of assets and long-term viability of the Company. The Board reviews business opportunities and determines the risks and control framework. It also makes decisions on budgets, strategy and major capital expenditure. The day-to-day management of the business is delegated to the CEO and senior management team. The Board of Directors have decided that the roles of CEO and CFO can continue to be successfully combined.

As at 31 December 2024 the Board comprised five Directors, four of whom were Non-executive Directors and the CEO, the only Executive Director.

In line with most NASDAQ listed companies and in an effort to further align Non-executives Directors with shareholders, the Remuneration Committee recommended that Non-executive Directors be granted options over Ordinary Shares in the Company. Options were granted to Non-executive Directors in January 2024.

The Group regards all the Non-executive Directors as independent.

Relationship with NASDAQ

The Company's shares are listed on the NASDAQ market in the form of American Depositary Shares ("ADSs"). The Company's status as a Foreign Private Issuer means that we are permitted to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance; such practices differ in significant respects from the corporate governance requirements applicable to US companies on NASDAQ.

On 27 August 27 2024, the Company received a Staff Determination Letter from the Listing Qualifications Department of NASDAQ notifying it of the Staff's determination to delist its securities from the NASDAQ Capital Market because its securities had a closing bid price below $1.00 for 30 consecutive business days, which triggered a notice of delisting pursuant to NASDAQ Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to NASDAQ Listing Rule 5810(c)(3)(A)(iv), the Company was not eligible for any compliance period specified in Rule 5810(c)(3)(A) because it had effected reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, and as described in the Letter, unless the Company timely requested a hearing before a Hearings Panel, or the Panel, its securities would be subject to suspension/delisting. The Company requested a hearing, which automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On 14 October 2024, the Panel granted the Company's request for an extension of time to demonstrate compliance with the Minimum Bid Price Requirement. On 7 November 2024 the Company were formally notified that the Hearings Panel determined that it had regained compliance with the Minimum Bid Price Requirement. The Company remains subject to a discretionary panel monitor through 24 February 2025, and the Company are required to provide prompt notification during this exception period of any significant events that occur during this time that may affect its compliance with NASDAQ requirements.

Board and Committee meetings

The Board and its Committees meet regularly to consider strategy, performance and the framework of internal controls. To enable the Board and/or its Committees to discharge its duties, all Directors receive appropriate and timely information. Briefing papers are distributed to all Directors in advance of Board meetings. The Company has established Audit, Remuneration and Nomination Committees of the Board with formally delegated duties and responsibilities.

The Audit Committee

The Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, the external audit and internal controls. This includes reviewing and monitoring the integrity of the Group's annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of any non-audit work undertaken by external auditors, overseeing the Group's relationship with its external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's internal control review function. The ultimate responsibility for reviewing and approving the Annual Report and Accounts and the half-yearly reports remains with the Board.

The Audit Committee is chaired by Simon Turton who is considered to have relevant financial experience, and during 2024 its other members were Ann Merchant and Stephen Parker. Ann Merchant replaced Sijmen de Vries as a member on 22 January 2024.

During 2024, the Audit Committee met five times. The principal items considered by the Audit Committee included going concern and the completeness and accuracy of the Company's financial disclosures in its 2023 Annual Report, 2023 20-F and 2024 interim report.

The Report of the Audit Committee for the year ended 31 December 2024 can be found on pages 20 to 21.

CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE continued

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of each of the senior executives, including any payment of a discretionary bonus and the award of all share options. The Remuneration Committee ensures compliance with the principles of the QCA Code in relation to remuneration wherever possible.

The Remuneration Committee is chaired by Sijmen de Vries, and during 2024 its other members were Simon Turton and Ann Merchant. Ann Merchant replaced Stephen Parker as a member on 22 January 2024.

During 2024, the Remuneration Committee met three times. The principal items considered by the Remuneration Committee included approving the grant of employee share options, corporate bonus payouts for 2023 and setting corporate bonus objectives for 2024.

The report of the Remuneration Committee for the year ended 31 December 2024 can be found on pages 22 to 31.

The Nomination Committee

The Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any committees of the Board. It is responsible for periodically reviewing the Board's structure and identifying potential candidates to be appointed as Directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and committees of the Board, retirements and appointments of additional and replacement Directors and committee members and will make appropriate recommendations to the Board on such matters.

The membership of the Nomination Committee are myself as Chairman and Simon Turton and Sijmen de Vries.

The Nomination Committee did not meet during 2024.

Going concern

As disclosed in the Strategic Report on pages 1 to 13, the Group financial statements have been prepared on the going concern basis. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that may cast significant doubt over our ability to continue as a going concern. The Directors have a reasonable expectation based on previous fundraisings that the Group can access adequate resources to continue in operational existence for the foreseeable future and therefore the Directors, after considering the uncertainties, consider it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Relationship with shareholders

The Directors seek to build and maintain a mutual understanding of objectives between the Company and its shareholders. The Company reports formally to shareholders in its Annual Report and Interim Statements setting out details of the Group's activities. In addition, the Company has kept shareholders informed of events and progress through the issue of regulatory news in accordance with the Foreign Private Issuer reporting requirements as set out in Rules 13a-16 or 15d-16 of the United States Securities Exchange Act of 1934. There is regular dialogue with financial stakeholders with the intention of providing transparent communication. The Chief Executive/Chief Financial Officer and I make ourselves available to liaise with shareholders as necessary. The Company also maintains investor relations pages and other information regarding the business, the Group's products and activities on its website at www.biodexapharma.com.

Suppliers

We aim to work collaboratively with our suppliers to build long-term, mutually beneficial relationships. The Group is committed to eliminating unlawful discrimination and to promoting equality and diversity in its professional dealings with suppliers and other third parties. The Group endeavours to enter into clear and fair contracts with its suppliers.

Employees

Our people are the foundation of our business and imperative to its success. The Group promotes a positive working environment for all employees with rigorous policies and procedures that protect, develop and satisfy our existing and future employees.

Community

The Group seeks to support as many interactions with the research and development community as possible through regular meetings and continuous collaborations.

Health, safety and environment

The Directors are committed to ensuring the highest standards of health and safety, both for their employees and for the communities within which the Group operates. The Directors are committed to minimising the impact of the Group's operations on the environment.

The Annual Report is made available to shareholders at least 21 days before the Annual General Meeting ("AGM") along with notice of the AGM. Directors are required to attend the AGM, unless unable to do so for personal reasons or due to pressing commercial commitments, and shareholders are given the opportunity to vote on each separate resolution proposed at the AGM. The Company counts all proxy votes and will indicate the level of proxies lodged for each resolution after it has first been dealt with by a show of hands.

Lastly, I would like to add my thanks to all stakeholders including our shareholders, fellow Directors, employees and partners for their support during 2024.

Stephen Parker
Chairman
10 April 2025

AUDIT COMMITTEE REPORT

On behalf of the Board, I am pleased to present the report of the Audit Committee for the year ended 31 December 2024. The Committee monitors and reviews all aspects of the Group's financial reporting, risk management procedures and internal controls on behalf of the Board.

The following report provides an overview of the work undertaken by the Committee during the year. The most significant topic considered by the Committee during the year was going concern. The Committee also reviewed the principal risk and mitigation disclosures which are set out on pages 12 to 13.

The Audit Committee

The Committee, which reports to the Board, is responsible for overseeing the Group's financial reporting process as well as monitoring the effectiveness of internal control, risk management and conduct of the external audit. It also monitors the independence of the external auditors and the provision of non-audit services, if any. The Audit Committee is chaired by Simon Turton who is considered to have significant, recent and relevant financial experience, and its other members are Ann Merchant and Stephen Parker.

The Committee's meetings are also attended (by invitation) by the Chief Financial Officer, Group Controller and senior representatives of the external auditor.

Change of external auditors

On 31 October 2024 the Company appointed PKF Littlejohn LLP as its External Auditor. The change in external auditors was made following notice from Forvis Mazars LLP of their intention to resign. Following a tender process, the Committee made a recommendation to the Board and the Board appointed PKF Littlejohn LLP as External Auditor for the 2024 year end audit.

The Committee oversees the relationship with the External Auditor and is responsible for developing and monitoring the Group's policy on external audit and for monitoring the External Auditor's independence. The External Auditor has direct access to the Committee Chairman should they wish to raise any matters outside of formal Committee meetings.

The Committee monitors the External Auditor's effectiveness on an ongoing basis, taking into account the views of management.

Non-audit services

During the year PKF Littlejohn did not provide any services to the Company or its subsidiaries.

The total fees charged by PKF Littlejohn LLP in the year are shown in note 4.

Internal audit

The annual review of internal control and financial reporting procedures did not highlight any issues warranting the introduction of an internal audit function. It was concluded, given the current size and transparency of the operations of the Group and the robustness of the Group's accounting and business management systems, that an internal audit function was not required, however this remains a matter for ongoing review.

Risk management and internal controls

The Board has collective responsibility for risk management and is assisted by the Audit Committee in monitoring the principal risks and uncertainties faced by the Group, including those specific to the pharmaceutical sector, as well as other micro and macroeconomic factors. The Board also considers risks specific to the Group such as those relating to progress of the R&D programmes.

The Board is responsible for reviewing and maintaining the Group's system of internal control and for monitoring its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure of the achievement of business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee continues to monitor and review the effectiveness of the system of internal control and report to the Board when appropriate with recommendations. As of the date of this report, the Audit Committee has not identified any weaknesses in the risk management and internal control systems of the Company.

.

The main features of the internal control system are outlined below:

- The Group uses SAP Business One accounting and business management software that supports a comprehensive and auditable purchasing control and approvals process. This is supplemented by the close management of the business by the Executive Directors and senior management team. The Group has a defined organisational structure with delineated responsibilities and approval limits.
- The Board and Committees of the Board have schedules of matters expressly reserved for their consideration. Matters reserved for the Board include acquisitions and disposals, major capital projects, treasury and risk management policies and approval of budgets.
- The Group utilises a detailed budgeting and forecasting process. Detailed budgets are prepared annually by the senior management team before submission to the Board for approval. Budgets are updated to reflect significant, known changes in the business. Actual results, the cash position and future cash flow projections are all monitored against annual budgets in detail on a monthly basis, with variances highlighted to the Board and investigated.

Financial risks are identified and evaluated for each major transaction for consideration by the Board and senior management.

- Standard financial control procedures are operated throughout the Group to ensure that the assets of the Group are safeguarded and that proper accounting records are maintained.
- A risk review process has been developed whereby the Chief Financial Officer presents a report to the Board each year on the key business risks.

Simon Turton
Chairman of the Audit Committee
10 April 2025

DIRECTORS' REMUNERATION REPORT

On behalf of the Board, I am pleased to present the report of the Remuneration Committee for the year ended 31 December 2024, which sets out the remuneration policy for the Directors and the amounts earned during the year.

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of the Executive Director.

The Remuneration Committee is chaired by Sijmen de Vries, and its other members are Simon Turton and Ann Merchant.

Policy on Executive Directors' remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members and published surveys relating to publicly traded companies and the pharmaceutical industry. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose/link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.	Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1 April following the appraisal process.	There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package.	Benefits are currently limited to healthcare and death in service life cover but other benefits may be offered.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	n/a
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for the Executive Director.	n/a
Annual bonus	To incentivise and reward annual performance and create further alignment with shareholders.	Provides an opportunity for additional cash reward (up to a specified percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs form 1 January to 31 December and is time-apportioned for employees joining mid-year.	The maximum may vary year to year. In 2024 the maximum was 150% of bonus entitlement (2023: 150%).	Performance metrics are selected annually based on current business objectives. Typically, objectives include a mix of financial/liquidity objectives, R&D milestone objectives and business development objectives.
Share options	To motivate and provide medium/ long term incentives and rewards and align executive's interests with shareholders.	Awards are normally made annually, after publication of the Company's Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of options must be at least the nominal value of a share, if shares are to be issued to satisfy an option.	The normal limit is set by HMRC at £250,000, (as varied from time to time), measured as market price at time of grant.	Awards may or may not have performance conditions attached to them. Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options normally vest 25% after one year and then equally over the following 12 quarters. Unvested options can vest early on a change of control at the Committee's discretion and special arrangements may apply to leavers.

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director's remuneration. Accordingly, non-Director employees were not consulted.

Policy on Non-Executive Directors' remuneration

The Non-executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

In line with most NASDAQ listed companies and to further align Non-executive Directors with shareholders, Non-executive Directors may be granted options over Ordinary Shares in the Company. The exercise price of options must be at least the nominal value of an Ordinary Share, if Ordinary Shares are to be issued to satisfy an option. The vesting terms will normally be the same as for Executive Directors.

The Board encourages the ownership of Biodexa shares by executives and in normal circumstances does not expect Directors to undertake dealings of a short-term nature.

General

The Remuneration Committee has the discretion to issue equity awards on substantially equivalent terms e.g. as RSUs, restricted stock or offering stock grants with appropriate adjustments to take account of any non-UK tax or other issues in accordance with the Company's share plan arrangements from time to time. The Remuneration Committee also has the discretion to make minor amendments to the arrangements set out in this policy without shareholder approval. The Remuneration Committee may also give effect to any legacy arrangements agreed with any Director before the introduction of this policy or before that person became a Director.

Special arrangements may apply for Directors on joining the Group or being promoted. The current notice periods for Directors are three months for the Chairman, one month for Non-executive Directors and six months for Stephen Stamp. The Group has no specific policy on loss of office other than to ensure that Directors are compensated in accordance with their contractual and statutory entitlements which may include discretion being exercised including in respect of equity award rights. Payments made on or after loss of office may include payments in lieu of notice, amounts in respect of claims settled in good faith and may include customary benefits payable to employees on termination of employment as well as the payment of professional fees.

Shareholder views on remuneration

A resolution was passed at the 2022 AGM by shareholders approving the Company's remuneration policy with voting as follows: For: 12,433,235; Against: 8,559,137; Abstain: 270,589. This will next be brought before the shareholders at a forthcoming General Meeting in line with the requirements of The Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019. This policy is intended to take effect immediately after the conclusion of the General Meeting on 2 May 2025 if it is approved at that meeting by shareholders. Other than by way of voting at the AGM, no views on Directors' remuneration have been expressed by shareholders.

Approach to recruitment remuneration

Since IPO in December 2014, the Company has promoted one executive to the Board (Dr Cook) and recruited one Executive Director (Mr Stamp) to the Board. In determining appropriate remuneration packages, including salary, bonus and initial share option grant for prospective Executive Directors, the Remuneration Committee takes into consideration the experience and skills of the candidate, the remuneration packages of peers in the small cap biotech sector, the recommendations of the recruitment consultant (if any) and the internal salary structure of the Company. Should it become necessary, the Remuneration Committee would consider the payment of a bonus on joining the Company to offset benefits foregone such as a loyalty bonus from a Director's previous employer.

DIRECTORS' REMUNERATION REPORT continued

Remuneration of the Executive Director
Minimum and maximum remuneration of the Executive Director
The minimum and maximum remuneration of Mr Stamp, the sole Executive Director, for 2024 is illustrated in the following chart:



The only variable component of Mr Stamp's remuneration is annual bonus which for 2024 was a minimum of zero and a maximum of 33% of salary with a 150% multiple applied if all objectives were met, being £113,850.

The value of £77,330 ascribed to the 85,922,000 share options granted to Mr Stamp in 2024 is calculated in accordance with IFRS 2. The exercise price of the options was £0.003. The illustrative impact of a 50% increase in share price represents the £111,408 gain that would have been achieved had the share price increased by 50% to £0.004.

No share options were granted to Mr Stamp during 2023.

Chief Executive remuneration since IPO in December 2014
The following table illustrates the remuneration of the CEO since IPO in December 2014:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	**2024**
Stephen Stamp[(1)]										
Total Remuneration (£)						149,302	233,867	237,897	252,003	**287,171**
Bonus – % of maximum						0%	60%	0%	0%	**30%**
Options – % of maximum						24%	56%	–	–	**89%**
Craig Cook[(2)]										
Total Remuneration (£)				158,772	357,521	137,480				
Bonus – % of maximum				0%	75%	0%				
Options – % of maximum				–	53%	96%				
Jim Phillips[(3)]										
Total Remuneration (£)	377,289	476,000	309,157	213,282						
Bonus – % of maximum	85%	60%	0%	0%						
Options – % of maximum	–	505%	71%	–						

(1) Mr Stamp was appointed CEO on 1 April 2020.
(2) Dr Cook was appointed CEO on 1 June 2018 and resigned on 31 March 2020.
(3) Dr Phillips was appointed CEO on 2 December 2014 and resigned on 31 May 2018.

Base salary of the Executive Director
The annual salary of the Executive Director as of 1 January 2025 compared with 1 January 2024 was as follows:

	Effective 1 January 2025*	Effective 1 January 2043*	Percentage increase
Stephen Stamp, CEO, CFO	**249,991**	249,991	0%

* The annual salary stated above includes commuted pension contributions of £19,991

By mutual agreement, from August 2021, the Company ceased making contributions into Mr Stamp's personal pension plan. Amounts equal to his contractual entitlement to pension contributions of 10% of salary have been commuted to salary. The commuted pension contribution is not eligible for calculation of bonus payments.

Annual bonus of the Executive Director
Mr Stamp, by the terms of his service contract, is entitled to a discretionary bonus of up to 33% of salary. Mr Stamp's annual bonus for 2024 was based on a series of objectives set by the Remuneration Committee in January 2024 as follows:

	Min	Max	Bonus award	Cash bonus (£)
1. 15 months cash runway at 31 December 2024	10%	20%	0%	–
2. MTX110 PFS data by end 3Q24	10%	25%	10%	7,590
3. Tolimidone Phase 2a data by end 2024	10%	35%	0%	–
4. Tolimidone β-cell proliferation data in 1Q24	10%	20%	10%	7,590
5. MT217 in vivo efficacy data in 1Q24	5%	10%	0%	–
6. Transformational transaction/in-license of additional asset	5%	40%	25%	18,975
	50%	150%	45%	34,155

The bonus objectives for 2024 were selected by the Remuneration Committee because they believed the objectives reflected the priorities of the Company at the time. The priorities included maintenance of liquidity and progress made on the development of its clinical stage assets.

The Remuneration Committee concluded that certain of the 2024 bonus objectives have been met and accordingly the bonus payable to Mr Stamp for 2024 was £34,155 (2023: £nil).

In September 2023 the Board adopted a clawback policy that allows the Company to re-coup certain incentive based remuneration awarded upon the attainment of any financial reporting measures from current and former executive Directors in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the US federal securities law. The policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended and final rules and amendments adopted by the Securities and Exchange Commission to implement the aforementioned legislation.

From 2024, bonuses for executives and all staff are based on the achievement of corporate bonus objectives.

Relative importance of spend on pay
The total amount paid by the Group in remuneration to all employees is as follows:

	2024 £'000	2023 £'000	2022 £'000
Remuneration (as disclosed in note 5)	**2,148**	2,055	2,523
Research and development expenditure (excluding remuneration and non-cash costs)	**4,180**	2,531	3,104

No dividends to shareholders have yet been paid.

The Remuneration Committee has set the following corporate bonus objectives for 2025:

		Min	Max
1.	15 months cash runway at 31 December 2025	25%	40%
2.	First Patient First Visit eRapa Phase 3 in FAP by 30 Jun	30%	45%
3.	Room Temperature stable formulation of eRapa by 30 Sep	30%	45%
4.	Transformational transaction/in-license of additional asset	15%	40%
5.	Conditional Approval by EMA for eRapa in FAP by 31 Dec	0%	80%
		100%	**250%**

Service contracts

Set out below are summary details of the service agreements and letters of appointment entered into between the Company and the Directors.

Executive Directors

Stephen Stamp (Chief Executive Officer, Chief Financial Officer)
Mr Stamp entered into a service agreement with the Company to act as Chief Financial Officer on 9 September 2019. He was also appointed Chief Executive Officer with effect from 31 March 2020 at which time the Committee recommended that his salary be increased from £160,000 to £180,000 pa to reflect his increased responsibilities. Mr Stamp's salary was reviewed in 2022 and increased to £230,000 per annum with effect from 1 April 2022. In August 2021 the Committee agreed to commute his Company pension contribution of 10% to salary. His appointment is terminable upon six months' notice.

Non-executive Directors

The service contracts of the Non-executive Directors are made available for inspection at the AGM.

Stephen Parker (Non-executive Chairman)
Dr Parker entered into a non-executive chairman agreement with the Company on 20 June 2022. The appointment was approved at the AGM held on 14 June 2023. The appointment is terminable upon the election of the Board.

Sijmen de Vries (Non-executive Director)
Dr de Vries entered into a non-executive director appointment letter with the Company on 2 December 2014. Dr de Vries was originally appointed as a non-executive director of Midatech Limited on 29 October 2004 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Ann Merchant (Non-executive Director)
Ms Merchant entered into a non-executive director agreement with the Company on 24 December 2023, effective 31 December 2023. The appointment is terminable upon the election of the Board.

Simon Turton (Senior Independent Non-executive Director)
Dr Turton entered into a non-executive director appointment letter with Midatech Limited on 2 December 2014. Dr Turton was originally appointed as chairman of Q Chip Limited on 24 March 2014 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Directors' emoluments (audited)

The emoluments of the Directors of Biodexa Pharmaceuticals PLC are set out below. No emoluments were paid to any Director by any other Group company:

	Salary and fees £	Bonus £	Pensions £	Benefits in kind £	2024 £	2024 Fixed remuneration £	2024 Variable remuneration £	2023 £	2022 £
Non-executive Directors									
Stephen Parker	82,000	–	–	–	82,000	82,000	–	82,000	43,838
Rolf Stahel	–	–	–	–	–	–	–	–	38,082
Sijmen de Vries	40,000	–	–	–	40,000	40,000	–	31,920	31,540
Ann Merchant	40,000	–	–	–	40,000	40,000	–	–	–
Simon Turton	40,000	–	–	–	40,000	40,000	–	31,920	31,540
Sub-total Non-executive Directors	202,000	–	–	–	202,000	202,000	–	145,840	145,000
Executive Directors									
Stephen Stamp	249,991	34,155	–	3,025	287,171	253,016	34,155	252,003	237,897
Sub-total Executive Directors	249,991	34,155	–	3,025	287,171	253,016	34,155	252,003	237,897
Directors' remuneration	451,991	34,155	–	3,025	489,171	455,016	34,155	397,843	382,897
2023	395,831	–	2,012	397,843	397,843		–		

All remuneration above is fixed other than Mr Stamp's 2024 bonus of £34,155 (2023: £nil) which is variable. In 2024, 12% (2023: 0%) of Mr Stamp's total remuneration was variable and in 2024 88% (2023: 100%) of Mr Stamp's remuneration was fixed.

DIRECTORS' REMUNERATION REPORT continued

The following table shows the percentage change in remuneration of each Director and our employees on a full-time equivalent basis between 2023 and 2024 and between 2019 and 2020:

Directors' remuneration percentage change

	Changes between 2024 and 2023			Changes between 2022 and 2023			Changes between 2021 and 2022			Changes between 2020 and 2021			Changes between 2019 and 2020		
	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus
Non-executive Directors:															
Stephen Parker[1]	0%	–	–	0%	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Sijmen de Vries	25%	–	–	0%	–	–	5%	–	–	0%	–	–	–	–	–
Ann Merchant[3]	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Simon Turton	25%	–	–	0%	–	–	5%	–	–	0%	–	–	–	–	–
Rolf Stahel[2]	n/a	–	–	n/a	–	–	n/a	–	–	0.078	–	–	–	–	–
Frédéric Duchesne	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Huaizheng Peng	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Executive Directors:															
Stephen Stamp[4] [5]	0.00%	5.00%	n/m	0.00%	32.00%	0%	27.80%	45.20%	-100%	6.60%	-6.40%	n/m	8.70%	100%	-100%
Craig Cook	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Employees:	0.30%	10.30%	1103.80%	0.50%	-56.00%	4.90%	11.20%	14.30%	-53.50%	11.50%	12.00%	18.70%	6.90%	4.70%	-0.10%

(1) Dr Parker was appointed on 20 June 2022.
(2) Mr Stahel retired 20 June 2022.
(3) Ms Merchant was appointed 31 December 2023.
(4) Mr Stamp's base salary was increased from £180,000 pa to £230,000 from 1 April 2022. His base salary was increased in 2021 when he assumed the dual roles of CEO and CFO. Mr Stamp did not receive a bonus in 2023, 2022 nor in 2020.
(5) From August 2021, the Company ceased making contributions to Mr Stamp's personal pension plan and instead increased cash payments to Mr Stamp.

A share based payment charge of £39,179 in respect of Mr Stamp was charged to the income statement in 2024 (2023: £21,900).

Details of the payments to other related parties are disclosed in note 27.

Biodexa Pharmaceuticals PLC total shareholder return since IPO

The following chart illustrates the total shareholder return of Biodexa Pharmaceuticals PLC since IPO in December 2014 relative to the NASDAQ Biotechnology Index:



—— Biodexa Pharmaceuticals Plc (NasdaqCM:BDRX) – Share Pricing   —— NASDAQ Biotechnology Index (^NBI) – Index Value

Directors' interests in shares (audited)

	31 December 2024		31 December 2023	
	Beneficial Interests in Ordinary Shares	Non-beneficial Interests in Ordinary Shares	Beneficial Interests in Ordinary Shares	Non-beneficial Interests in Ordinary Shares
Non-Executive Directors				
Stephen Parker	–	–	–	–
Sijmen de Vries*	–	–	1,164	147
Ann Merchant	–	–	–	–
Simon Turton	**2,765**	–	2,765	–
Executive Director				
Stephen Stamp*	–	–	2,500	–

* The change in holdings is as a result of the ADS ratio change that occurred on 4 October 2024 and the holder having insufficient Ordinary Shares to hold an ADS.

There are no requirements for Directors to own shares in the Company.

DIRECTORS' REMUNERATION REPORT continued

Directors' interests in share options (audited)

No Director had any interest in the shares of any subsidiary company.

The Board uses share options to align Executive Directors' and employees' interests with those of shareholders in order to provide incentives and reward them based on improvements in Group performance.

	31 December 2024 Options over Ordinary Shares	31 December 2023 Options over Ordinary Shares
Non-Executive Directors		
Stephen Parker	**57,600,000**	–
Sijmen de Vries	**28,800,000**	25
Ann Merchant	**28,800,000**	n/a
Simon Turton	**28,800,000**	–
Executive Director		
Stephen Stamp	**85,963,500**	41,500

All share options were granted with an exercise price based on the mid-market price at close of business on the previous day. As detailed below, some of the share options vest when the Company's share price achieves certain targets. Otherwise, the main vesting condition of all share options is that the Director or employee remains employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise. The share options of the Directors (included in totals in note 25) are set out below:

	Grant date	Options awarded	Options lapsed	Options outstanding	Exercise price	Vesting criteria	Expiry date
Non-executive Director							
Stephen Parker	23/01/2024	57,600,000	–	57,600,000	0.003	Time based	10/07/2034
Sijmen de Vries	30/06/2014	25	(25)	–	30.00	Share price[1]	30/06/2024
Sijmen de Vries	23/01/2024	28,800,000	–	28,800,000	0.003	Time based	10/07/2034
Ann Merchant	23/01/2024	28,800,000	–	28,800,000	0.003	Time based	10/07/2034
Simon Turton	23/01/2024	28,800,000	–	28,800,000	0.003	Time based	10/07/2034
Executive Director							
Stephen Stamp	02/10/2019	2,500	(1,000)	1,500	21.00	Time based and performance based[2]	02/10/2029
	17/06/2020	15,000	–	15,000	4.04	Time based[3]	17/01/2030
	15/07/2021	25,000	–	25,000	5.55	Time based[3]	14/07/2031
	10/07/2024	85,922,000	–	85,922,000	0.003	Time based [3]	10/07/2034
		85,964,500	(1,000)	85,963,500			

(1) For those options noted as vesting based on share price; 50% vest when the share price reaches £2,124.00 per share, a further 25% vests when the share price reaches £5,488.00 and the remaining 25% when the share price reaches £7,544.00.

(2) 40% of the options would have vested if the Company had raised $20 million before 9 September 2020 and have now therefore lapsed, the remaining 60% were time based and have now vested.

(3) 25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.

Time based options granted to Stephen Stamp vested as follows:

Date of grant	Total options granted	Options vested in 2024
02/10/2019	2,500	1,500
17/06/2020	15,000	15,000
15/07/2021	25,000	25,000
10/07/2024	85,922,000	–

No performance related share options vested during the year.

Remuneration policy review

Given there is only one Executive Director, the Company has not engaged third party consultants to provide external advice on remuneration. The Remuneration Committee has, from time to time, taken informal soundings from recruitment consultants on executive pay norms and has used the industry surveys in assessing Company-wide remuneration policy.

Sijmen de Vries
Chairman of the Remuneration Committee
10 April 2025

DIRECTORS' REPORT

The Directors present their report and the consolidated financial statements of the Group for the year ended 31 December 2024.

Directors
The Directors during the year were:

Stephen Parker
Sijmen de Vries
Ann Merchant
Stephen Stamp
Simon Turton

Research and development
The Group is continuing to develop products to the point where they can be partnered for further clinical development and commercialisation.

Matters covered in the Strategic Report
The following matters are covered in the Strategic Report:

	Page
Strategy	01
Business model	01
Chief Executive's Review	04
Financial Review	06
Energy and carbon reporting	09
Stakeholder engagement	10
Risk management	12

Dividend
The Directors are not recommending the payment of a dividend at this time due to the level of maturity of the Group.

Post balance sheet events
On 17 January 2025, we entered into an ELOC with C/M pursuant to which we have the right, but not the obligation, to sell to C/M, and C/M is obligated to purchase, up to $35.0 million of newly issued ADSs for a period of 36 months from Commencement Date, further details set out in Financial Review.

Directors' and officers' liability insurance

The Company has, as permitted by s.234 and s.235 of the Companies Act 2006, maintained insurance cover on behalf of the Directors and Company Secretary indemnifying them against certain liabilities which may be incurred by them in relation to the Company.

Employees

Biodexa recognises the essential importance of employees to the success of the business and ensures that they are fully informed of events that directly affect them and their working conditions. Information on matters of concern to employees is given in briefings that seek to provide a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance.

Disabled employees

Applications for employment by disabled persons are given full and fair consideration for all vacancies in accordance with their particular aptitudes and abilities. It is the policy of the Group that training and promotion opportunities should be available to all employees.

Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with applicable law and UK-adopted International Accounting Standards ("IFRSs") and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including FRS 102 'The Financial Reporting Standard applicable in the UK and Republic of Ireland'. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether applicable IFRSs and UK Accounting Standards, as applicable, have been followed for the Group and Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- provide additional disclosures when compliance with specific requirements in IFRSs or UK Accounting Standards are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company's financial position and financial performance; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors of the Company are also responsible for the maintenance and integrity of the Company's website.

DIRECTORS' REPORT continued

Directors' statement as to the disclosure of information to auditors

All of the current Directors confirm to the best of our knowledge:

- there is no relevant audit information of which the Company's auditors are not aware;
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of the information;
- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

We consider the Annual Report, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Website publication

The Directors are responsible for ensuring the Annual Report is made available on a website. Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

By order of the Board

Stephen Stamp
Company Secretary
10 April 2025

INDEPENDENT AUDITOR'S REPORT
to the members of Biodexa Pharmaceuticals PLC

Opinion
We have audited the financial statements of Biodexa Pharmaceuticals plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 31 December 2024 which comprise: the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Statements of Financial Position, the Consolidated and Parent Company Statements of Changes in Equity, the Consolidated Statement of Cash Flows and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK-adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland (United Kingdom Generally Accepted Accounting Practice).

In our opinion:

* the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2024 and of the group's loss for the year then ended;
* the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
* the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
* the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Separate opinion in relation to IFRSs as issued by the IASB
As explained in note 1 to the group financial statements, the group, in addition to complying with its legal obligation to apply UK-adopted international accounting standards, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the group financial statements give a true and fair view of the consolidated financial position of the group as at 31 December 2024 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRSs as issued by the IASB.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty relating to going concern
We draw attention to note 1 to the group and parent company financial statements on pages 38 and 83 respectively, which indicate that there is a material uncertainty in relation to the group's and parent company's ability to continue as a going concern. As detailed in those notes and in the Financial Review, the group's and parent company's future viability is dependent on the ability to raise additional funds to finance its development plans until milestones and/or royalties can be secured from partnering the group's portfolio.

The Directors have prepared cash flow forecasts that indicate that further financing will be required by Q4 2025. This requirement for further financing within the going concern period represents a material uncertainty that may cast significant doubt on the group's and parent company's ability to continue as a going concern, and consequently over the appropriateness of the going concern basis of preparation of these financial statements. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of preparation of these financial statements is appropriate.

Our evaluation of the Directors' assessment of the group's and parent company's ability to continue to adopt the going concern basis of preparation included, but was not limited to:

- undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group's and parent company's ability to continue as a going concern;
- obtaining an understanding of the relevant controls relating to the Directors' going concern assessment;
- reviewing the Directors' going concern assessment, including the supporting cash flow projections to 31 December 2027;
- evaluating the key assumptions used and judgements applied by the Directors in their going concern assessment;
- identifying and evaluating subsequent events impacting the going concern assessment; and
- reviewing the appropriateness of the going concern disclosures made by the Directors in the financial statements.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information
The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the group and parent company financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006 it
In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception
In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Responsibilities of directors
As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the group and parent company financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the group and parent company financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

Based on our understanding of the Group and the Parent Company and their industry, we considered that non-compliance with the following laws and regulations might have a material effect on the financial statements: employment regulation, health and safety regulation, and anti-money laundering regulation.

- We obtained an understanding of the group and parent company and the sector in which they operate to identify laws and regulations that could reasonably be expected to have a direct effect on the financial statements. We obtained our understanding in this regard through enquiries of the Directors, those charged with governance and management, discussing policies and procedures regarding compliance with laws and regulations, and experience of the sector.
- We determined the principal laws and regulations relevant to the group and parent company in this regard to be those arising from UK-adopted international accounting standards, UK tax legislation and the Companies Act 2006.
- We designed our audit procedures to ensure the audit team considered whether there were any indications of non-compliance by the group and parent company with those laws and regulations. These procedures included, but were not limited to: enquiries of management, review of minutes, and review of legal and regulatory correspondence.
- We also identified the risks of material misstatement of the financial statements due to fraud. We considered, in addition to the non-rebuttable presumption of a risk of fraud arising from management override of controls, the potential for management bias arose through judgements and assumptions in significant accounting estimates, together with the assessment of going concern.
- As in all of our audits, we addressed the risk of fraud arising from management override of controls by performing audit procedures which included, but were not limited to: the testing of journals; reviewing accounting estimates for evidence of bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Thompson
(Senior Statutory Auditor)
For and on behalf of PKF Littlejohn LLP, Statutory Auditor

15 Westferry Circus
Canary Wharf
London E14 4HD

10 April 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the year ended 31 December

	Note	2024 £'000	2023 £'000	2022 £'000
Revenue	3	–	381	699
Other income		31	14	22
Research and development costs		(5,437)	(4,067)	(5,111)
Administrative costs		(3,793)	(4,342)	(4,542)
Loss from operations	4	**(9,199)**	(8,014)	(8,932)
Finance income	6	**3,385**	570	497
Finance expense	6	**(165)**	(41)	(53)
Loss before tax		**(5,979)**	(7,485)	(8,488)
Taxation	7	**250**	406	832
Loss for the year attributable to the owners of the parent		**(5,729)**	(7,079)	(7,656)
Other comprehensive income:				
Items that will or may be reclassified subsequently to profit or loss:				
Total other comprehensive income net of tax		**–**	–	–
Total comprehensive loss attributable to the owners of the parent		**(5,729)**	(7,079)	(7,656)
Loss per share				
Continuing operations				
Basic and diluted loss per Ordinary Share – pence	8	**(0.1)p**	(2)p	(155)p

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At 31 December

Company number 09216368	Note	2024 £'000	2023 £'000	2022 £'000
Assets				
Non-current assets				
Property, plant and equipment	9	**324**	571	831
Intangible assets	11	**5,646**	2,941	6
		5,970	3,512	837
Current assets				
Trade and other receivables	13	**6,568**	637	1,006
Current taxation receivable		**573**	422	846
Cash and cash equivalents	14	**1,669**	5,971	2,836
		8,810	7,030	4,688
Total assets		**14,780**	10,542	5,525
Liabilities				
Non-current liabilities				
Deferred consideration	16	**1,306**	–	–
Borrowings	17	**118**	295	463
		1,424	295	463
Current liabilities				
Trade and other payables	15	**3,504**	1,240	1,447
Deferred consideration	16	**538**	–	–
Borrowings	17	**609**	169	161
Provisions	18	**–**	–	207
Derivative financial liability	19	**383**	4,160	85
		5,034	5,569	1,900
Total liabilities		**6,458**	5,864	2,363
Issued capital and reserves attributable to owners of the parent				
Share capital	22	**11,725**	6,253	1,108
Share premium	23	**93,124**	86,732	83,667
Merger reserve	23	**53,003**	53,003	53,003
Warrant reserve	23	**894**	3,457	720
Accumulated deficit	23	**(150,424)**	(144,767)	(135,336)
Total equity		**8,322**	4,678	3,162
Total equity and liabilities		**14,780**	10,542	5,525

The financial statements were approved and authorised for issue by the Board of Directors on 10 April 2025 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer
The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December

	Note	2024 £'000	2023 £'000	2022 £'000
Cash flows from operating activities				
Loss for the year		**(5,729)**	(7,079)	(7,656)
Adjustments for:				
Depreciation of property, plant and equipment	9	**117**	143	174
Depreciation of right of use asset	9	**135**	137	166
Amortisation of intangible fixed assets	11	**2**	3	3
Loss/(Profit) on disposal of property, plant and equipment		**4**	2	14
Impairment of loan	4	**–**	79	207
Finance income	6	**(3,385)**	(570)	(497)
Finance expense	6	**165**	41	53
Share-based payment charge	4	**283**	28	123
Taxation	7	**(250)**	(406)	(832)
Foreign exchange losses/(gains)		**4**	–	(1)
Cash flows from operating activities before changes in working capital		**(8,654)**	(7,622)	(8,246)
Decrease/(Increase) in trade and other receivables		**(5,975)**	365	7
(Decrease)/Increase in trade and other payables		**2,239**	(207)	356
(Decrease)/Increase in provisions		**–**	(207)	157
Cash used in operations		**(12,390)**	(7,671)	(7,726)
Taxes received		**129**	845	678
Net cash used in operating activities		**(12,261)**	(6,826)	(7,048)
Investing activities				
Purchases of property, plant and equipment	9	**(9)**	(26)	(62)
Proceeds from disposal of fixed assets		**–**	4	20
Purchase of intangible asset	11	**(765)**	(237)	–
Loan granted	4	**–**	(79)	(207)
Interest received		**176**	73	29
Net cash (used in)/generated from investing activities		**(598)**	(265)	(220)
Financing activities				
Interest paid		**–**	(13)	(18)
Amounts paid on lease liabilities		**(186)**	(188)	(178)
Proceeds from Promissory Note		**431**	–	–
Share issues including warrants, net of costs	14	**8,312**	10,427	243
Net cash generated from financing activities		**8,557**	10,226	47
Net increase/(decrease) in cash and cash equivalents		**(4,302)**	3,135	(7,221)
Cash and cash equivalents at beginning of year		**5,971**	2,836	10,057
Exchange (losses)/gains on cash and cash equivalents		**–**	–	–
Cash and cash equivalents at end of year	14	**1,669**	5,971	2,836

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2024		**6,253**	**86,732**	**53,003**	**3,457**	**(144,767)**	**4,678**
Loss for the year		**–**	**–**	**–**	**–**	**(5,729)**	**(5,729)**
Total comprehensive loss		**–**	**–**	**–**	**–**	**(5,729)**	**(5,729)**
Transactions with owners							
Shares issued on 22 May 2024	14,22	**1,614**	**5,048**	**–**	**–**	**–**	**6,662**
Costs associated with share issue on 22 May 2024	14,22	**–**	**(487)**	**–**	**–**	**–**	**(487)**
Shares issued on 22 July 2024	14,22	**2,105**	**79**	**–**	**2**	**–**	**2,186**
Costs associated with share issue on 22 July 2024	14,22	**–**	**(55)**	**–**	**–**	**(297)**	**(352)**
Exercise of warrants during the year	14,22	**1,602**	**1,739**	**–**	**(2,565)**	**–**	**776**
Issue of shares to purchase intangible asset	11	**151**	**68**	**–**	**–**	**–**	**219**
Share-based payment charge		**–**	**–**	**–**	**–**	**369**	**369**
Total contribution by and distributions to owners		**5,472**	**6,392**	**–**	**(2,563)**	**72**	**9,373**
At 31 December 2024		**11,725**	**93,124**	**53,003**	**894**	**(150,424)**	**8,322**

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners							
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 15 February 2023	14,22	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	14,22	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	14,22	2,380	–	–	–	(355)	2,025
Costs associated with share issue on 26 May 2023	14,22	–	–	–	–	(527)	(527)
Shares issued on 21 December 2023	14,22	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,22	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the year		–	–	–	–	(7,656)	(7,656)
Total comprehensive loss		–	–	–	–	(7,656)	(7,656)
Transactions with owners							
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 19 December 2022	14,22	10	311	–	–	–	321
Costs associated with share issue on 19 December 2022	14,22	–	(78)	–	–	–	(78)
Share-based payment charge		–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	(135,336)	3,162

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2024, 2023 and 2022

1 Accounting policies

General information

Biodexa Pharmaceuticals PLC (the 'Company') is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose Ordinary Shares were admitted to trading on AIM ("AIM"), which is a submarket of the London Stock Exchange, on 8 December 2014 until admission of the Company's Ordinary Shares to trading on AIM was cancelled 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts ("ADRs") registered with the US Securities and Exchange Commission ("SEC") and is listed on the NASDAQ Capital Market.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Biodexa Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with UK adopted International Accounting Standards pursuant to the Companies Act 2006, the Group has also applied International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

• Certain financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2024

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2024 and deemed none were applicable to the annual financial statements for the year ended 31 December 2024.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2025 and 1 January 2026 and deemed none have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the Parent Company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Biodexa Australia PTY Limited	Trading company
Biodexa Limited	Trading company
Biodexa Pharmaceuticals (Wales) Limited	Trading company
Haaland UK Limited	Dormant – incorporated October 2022
PharMida AG	Dormant

Going concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2024, the Group incurred a consolidated loss for the year of £5.73 million and negative cash flows from operations of £12.26 million. As of 31 December 2024, the Group had an accumulated deficit of £150.42 million.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2024, the Group had cash and cash equivalents of £1.67 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described in the Financial Review, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company's operations.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

1 Accounting policies continued

Revenue

Revenue is accounted for in line with principles of IFRS 15 'Revenue from contracts with customers'.

Supply of research and development services

Revenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.

Where the Group supplies services to a client it generally bills an agreed percentage in advance of the commencement of any work and the balance on completion. Invoices to clients are payable under normal commercial terms.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs, revenue is recognised at the point at which the conditions have been met, this is recognised within grant income. Where grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

Accounting for rRapa and CPRIT grant

On 25 April 2024 the Company entered into a License and Collaboration Agreement ("LCA") with Rapamycin Holdings, Inc. (d/b/a Emtora Biosciences). The LCA entered into with Emtora meets the definition of a Joint Arrangement under IFRS 11, specifically related to the FAP programme.

A jointly controlled escrow account was established on completion of the ("LCA"). All FAP programme transactions are processed through the escrow account, including the Company's deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company's agent. Accordingly, the Company recognises 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognised is on a 1 for 2 match over the period of the grant, but can vary between periods. In accordance with the Company's accounting policy, the grant, as it is the re-imbursement of directly related costs, is credited to R&D costs in the same period in the statements of comprehensive income. The escrow account is recognised within prepayments, CPRIT grant received in advance is recognised within deferred revenue and any grant not yet received is recognised in accrued income.

In 2024 the Company recognised R&D costs of £1.24 million on the FAP project; this was made up of expenditure of £2.45 million netted against CPRIT grant income of £1.21 million.

The balances as at 31 December 2024 were as follows in relation to the FAP project:

Prepayments	£6.11 million
Deferred revenue	£1.47 million

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

- the fair value of the consideration transferred to the seller, plus;
- the amount of any non-controlling interest in the acquiree, plus;
- if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less;
- the fair value of the net identifiable assets acquired and assumed liabilities.

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised through the consolidated statement of comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights. Further contingent payments due on the purchase of the intangible asset are only recognised when it is probable that payments are due.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques. In-process research and development ("IPRD") programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.

IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill   – Indefinite life

IPRD   – In process, not yet amortising

IT and website costs   – 4 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)
Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

• completion of the asset is technically feasible so that it will be available for use or sale;
• the Group intends to complete the asset and use or sell it;
• the Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
• there are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
• the expenditure attributable to the asset during its development can be measured reliably.

All internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the consolidated statement of comprehensive income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The reversal of any impairment charge is limited to the carrying amount of the asset that would have been determined (net of amortisation or depreciation) had no impairment charge been recognised for the asset in prior periods.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2024 had two cash-generating units (2023: one, 2022: one) as disclosed in note 11. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Patents and trademarks
The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

1 Accounting policies continued

Foreign currency

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the gain or loss on disposal.

Financial assets and liabilities

Assets at amortised cost

The Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g., trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing.

The expected loss rates are based on the Group's historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.

The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss ("FVTPL")

The Group has outstanding warrants in the Ordinary Share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement. Fair value is determined in the manner described in note 19.

Other financial liabilities include the following items:

- Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.
- Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital
Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has four classes of share in existence:

- Ordinary Shares of £0.00005 each are classified as equity instruments;
- 'A' Deferred Shares of £1 each are classified as equity instruments;
- 'B' Deferred Shares of £0.001 each are classified as equity instruments; and
- 'C' Deferred Shares of £0.00005 each are classified as equity instruments.

Retirement benefits: defined contribution schemes
Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments
The Group operates a number of equity settled, share-based compensation plans, under which the entity receives services from Directors and employees as consideration for equity instruments (options) of the Group. The fair value of the Directors and employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

- including any market performance conditions (including the share price);
- excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
- including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

The Group also issues warrants over ADSs to certain professional advisers in connection with equity transactions that fall within the scope of IFRS 2 and are accounted for as share-based payments. The fair value of the services received in exchange for the grant of the warrant is recognised as an expense of the equity transaction. The total expense is recognised immediately.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

1 Accounting policies continued

Leases

Identifying leases

The Group accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

(a) there is an identified asset;

(b) the Group obtains substantially all the economic benefits from use of the asset; and

(c) the Group has the right to direct use of the asset.

The Group considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.

In determining whether the Group has the right to direct use of the asset, the Group considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are pre-determined due to the nature of the asset, the Group considers whether it was involved in the design of the asset in a way that pre-determines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Group applies other applicable IFRSs rather than IFRS 16.

All leases are accounted for by recognising a right of use asset and a lease liability except for:

* leases of low value assets; and
* leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the Group's incremental borrowing rate on commencement of the lease.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease. The Group has taken advantage of the practical expedient to ignore the requirement to separate non-lease components and instead account for the entire contract as a single lease.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right of use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. An equivalent adjustment is made to the carrying value of the right of use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right of use asset is adjusted to zero, any further reduction is recognised in profit or loss.

Nature of leasing activities (in the capacity as lessee)

As at 31 December 2024 the Group had one property lease in place in the UK.

Taxation

Tax is recognised in the comprehensive statement of income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates and generates income.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

- the initial recognition of goodwill;
- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit or loss; and
- investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	– 20-25% per annum straight line
Leasehold improvements	– the shorter of 10% per annum straight line or over the lease term
Computer equipment	– 25% per annum straight line
Laboratory equipment	– 15-25% per annum straight line
Right of use asset	– Economic life of contractual relationship

2 Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgements that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgements on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgements on a regular basis and makes changes accordingly and discusses critical accounting estimates with the Board of Directors.

The following are considered to be critical accounting estimates:

Impairment of intangible assets not yet ready for use

Intangible assets not yet ready for use are tested for impairment at the cash-generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash-generating unit below its carrying value. Impairment indications include events causing significant changes in any of the underlying assumptions used in valuing intangibles not ready for use. The key assumptions are the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development.

The fair value of each cash-generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of intangibles not yet ready for use was £5.6 million (2023: £2.9 million; 2022: £nil) as at 31 December 2023 (note 11).

Management apply a further 20% sensitivity to the probability of success; this resulted in the following change in the fair value of the asset:

	% change in fair value		
	2024	2023	2022
MTX228 tolimidone acquired IPRD	**41%**	18%	n/a
MTX230 eRapa acquired IPRD	**19%**	n/a	n/a

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

2 Critical accounting estimates and judgements continued

Share-based payments
The Group accounts for share-based payment transactions for Directors and employees in accordance with IFRS 2 'Share-based Payment', which requires the measurement of the cost of Director and employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions.

The resulting cost of an equity incentive award is recognised as an expense over the requisite service period of the award, which is usually the vesting period.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 25 to our consolidated financial statements and are estimated as follows:

- volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;
- the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
- the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Financial liabilities
Fair value through profit and loss ("FVPTL")
The Group has outstanding warrants in the Ordinary Share capital of the Company. The number of Ordinary Share to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement.

The assumptions used for estimating fair value for warrants transactions as disclosed in note 19 to our consolidated financial statements and are estimated as follows:

- volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;
- the dilutive impact of the exercise of the warrants; and
- the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

The following are considered to be critical accounting judgements:

Income taxes
Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgement is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2024, there were approximately £79.7 million of gross unutilised tax losses carried forward (2023: £73.4 million; 2022: £71.1 million). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going concern – material uncertainty
The Directors' considerations and judgement on going concern are set out in note 1.

3 Revenue
Revenue from contracts with customers
Geographical analysis of revenue by destination of customer

	2024 £'000	2023 £'000	2022 £'000
Revenue:			
Belgium	–	381	699
	–	381	699

All revenue came from the sale of services in 2023 and 2022. It is derived entirely from the Group's R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities		
	2024 £'000	2023 £'000	2022 £'000	2024 £'000	2023 £'000	2022 £'000
At 1 January	–	–	–	–	(197)	–
Transfers in the period from contract assets to trade receivables	–	–	–	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	–	197	–
Excess of revenue recognised over cash	47	–	–	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(1,468)	–	(197)
At 31 December	**47**	–	–	**(1,468)**	–	(197)

The Group's R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS 15 applies.

In 2024, no revenue from customers (2023: 1 customer; 2022: 1 customer).

	2024 £'000	2023 £'000	2022 £'000
Customer A	**n/a**	100%	100%

The Group contains one reportable operating segment, Pipeline Research and Development ("Pipeline R&D"). This segment seeks to develop products using the Group's nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group's accounting policies described in note 1.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2024, 2023 and 2022

4 Loss from operations

	Note	2024 £'000	2023 £'000	2022 £'000
Loss from operations is stated after charging/(crediting):				
Depreciation of property, plant and equipment				
- Research and development costs	9	110	135	162
- Administrative costs	9	7	8	12
Depreciation of right of use asset				
- Research and development costs	9	99	113	151
- Administrative costs	9	36	24	15
Amortisation of intangible assets – software				
- Research and development costs	11	1	3	3
- Administrative costs	11	1	–	–
Impairment of financial asset	13	–	79	207
Provision against future loss on loan agreement	18	–	–	207
Fees payable to the Company's auditor for the audit of the Parent Company financial statements		90	127	106
Fees payable to the Company's auditor for the audits of the subsidiary financial statements		60	58	44
Fees payable to the Company's auditor for:				
- Audit related services		–	131	70
Fees payable to the Company's previous auditor for:				
- Audit		21	–	–
- Audit related services		110	32	67
Foreign exchange (gain)/loss		(93)	164	9
Loss on disposal of property, plant and equipment		4	2	14
Equity settled share-based payment – employee schemes		283	28	123

5 Staff costs

Staff costs (including Directors) comprise:

	2024 £'000	2023 £'000	2022 £'000
Wages and salaries	1,597	1,708	2,033
Defined contribution pension cost (note 24)	67	86	98
Social security contributions and similar taxes	201	233	269
Share-based payment charge	283	28	123
	2,148	2,055	2,523

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2024	2023	2022
Research and development	8	16	22
General and administration	5	5	5
	13	21	27

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company listed on page 14, including the Chief Executive Officer and Chief Medical Officer.

	2024 £'000	2023 £'000	2022 £'000
Short-term employee benefits	782	677	668
Post-employment benefits	11	21	21
Termination benefits	30	–	–
Share-based payment	201	22	53
	1,024	720	742

During the year no Directors (2023: 0; 2022: 0) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Medical Officer.

Emoluments disclosed above include the following amounts in respect of the highest paid Director. Directors' emoluments are disclosed on page 27.

	2024 £'000	2023 £'000	2022 £'000
Short-term employee benefits	287	252	238
Post-employment benefits	–	–	–
	287	252	238

None of the Directors have exercised share options during the year (2023: nil, 2022: nil).

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

6 Finance income and expense

	2024 £'000	2023 £'000	2022 £'000
Finance income			
Interest received on bank deposits	166	73	29
Other interest receivable	1	10	–
Gain on equity settled derivative financial liability	3,218	487	468
Total finance income	**3,385**	570	497

	2024 £'000	2023 £'000	2022 £'000
Finance expense			
Interest expense on lease liabilities	19	28	43
Interest expense on deferred consideration	144	–	–
Other loans	2	13	10
Total finance expense	**165**	41	53

The gain on the equity settled derivative financial liability in 2024, 2023 and 2022 arose as a result of the movement in share price (note 19).

7 Taxation

	2024 £'000	2023 £'000	2022 £'000
Current tax credit			
Current tax credited to the income statement	241	407	825
Adjustment in respect of prior year	9	(1)	7
	250	406	832
Deferred tax credit			
Reversal of temporary differences	–	–	–
Total tax credit	**250**	406	832

The reasons for the difference between the actual tax credit for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2024 £'000	2023 £'000	2022 £'000
Loss before tax	(5,979)	(7,485)	(8,488)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 25% (2023: 25.52%; 2022: 19%)	(1,495)	(1,764)	(1,613)
Expenses not deductible for tax purposes	1,069	408	392
Income not taxable	(809)	(5)	(4)
Adjustment in respect of prior period	(9)	1	(7)
Effect of R&D relief	100	26	(357)
Deferred tax not recognised	894	928	757
Total tax credited to the income statement	**(250)**	(406)	(832)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8 Loss per share

	2024 £'000	2023 £'000	2022 £'000
Numerator			
Loss used in basic EPS and diluted EPS:			
Continuing operations	**(5,729)**	(7,079)	(7,656)
Denominator			
Weighted average number of Ordinary Shares used in basic EPS:	**4,952,784,179**	315,849,600	4,941,793
Basic and diluted loss per share:			
Continuing operations – pence	**(0.1)p**	(2)p	(155)p

At a General Meeting on 22 November 2024, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.001 each into one Ordinary Share of £0.00005 each and 19 'C' Deferred Shares of £0.00005 each. The 'B' Deferred Shares have limited rights and are effectively valueless. The share subdivision and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 22.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded warrants and abeyance shares as disclosed in note 22. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted loss per share is presented on the same basis as basic loss per share.

9 Property, plant and equipment

	Fixtures and fittings £'000	Leasehold improvements £'000	Computer equipment £'000	Laboratory equipment £'000	Right of use asset £'000	Total £'000
Cost						
At 1 January 2022	60	53	242	1,563	875	2,793
Additions	3	–	14	45	–	62
Transfer to intangibles	–	–	(122)	–	–	(122)
Disposal	–	–	(46)	(174)	(51)	(271)
At 31 December 2022	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	63	53	50	1,411	721	2,298
Additions	–	–	–	9	–	9
Disposals	–	–	(25)	(740)	–	(765)
At 31 December 2024	**63**	**53**	**25**	**680**	**721**	**1,542**

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

9 Property, plant and equipment continued

	Fixtures and fittings £'000	Leasehold improvements £'000	Computer equipment £'000	Laboratory equipment £'000	Right of use asset £'000	Total £'000
Accumulated depreciation						
At 1 January 2022	7	4	213	1,205	212	1,641
Transfer to intangibles	–	–	(113)	–	–	(113)
Charge for the year	12	11	12	139	166	340
Disposal	–	–	(41)	(155)	(41)	(237)
At 31 December 2022	19	15	71	1,189	337	1,631
Transfers	–	–	–	103	(103)	–
Charge for the year	12	11	7	113	137	280
Disposal	–	–	(38)	(146)	–	(184)
At 31 December 2023	31	26	40	1,259	371	1,727
Charge for the year	12	11	5	89	135	252
Disposal	–	–	(25)	(736)	–	(761)
At 31 December 2024	**43**	**37**	**20**	**612**	**506**	**1,218**
Net book value						
At 31 December 2024	**20**	**16**	**5**	**68**	**215**	**324**
At 31 December 2023	32	27	10	152	350	571
At 31 December 2022	44	38	17	245	487	831

As at 31 December the right of use asset consisted of leasehold improvements of net book value £215,000 (2023: £350,000; 2022: £485,000) and laboratory equipment of net book value £nil (2023: £nil; 2022: £2,000).

On 1 February 2023 laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made. On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets.

10 Leases

Lease liabilities	2024 £'000	2023 £'000	2022 £'000
At 1 January	464	624	766
Interest expenses	19	28	36
Lease payments	(186)	(188)	(178)
At 31 December	297	464	624

The right of use assets are disclosed in note 9.

In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a five-year period with no break clause. The lease was recognised as a right of use asset in 2021. The recognition in 2021 of the right of use asset and corresponding lease liability were a non-cash investing and financing transaction.

Low value leases expensed in year:

	2024 £'000	2023 £'000	2022 £'000
Low value leases expensed	1	2	3
	1	2	3

Total cash outflow for leases in 2024 was £187,000 (2023: £190,000; 2022: £181,000).

11 Intangible assets

	In-process research and development £'000	Goodwill £'000	IT/Website costs £'000	Total £'000
Cost				
At 1 January 2022	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717
Acquisition	2,707	–	–	2,707
Disposals	–	–	(22)	(22)
At 31 December 2024	**19,023**	**2,291**	**88**	**21,402**

	In-process research and development £'000	Goodwill £'000	IT/Website costs £'000	Total £'000
Accumulated amortisation and impairment				
At 1 January 2022	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Amortisation charge for the year	–	–	2	2
Disposal	–	–	(22)	(22)
At 31 December 2024	**13,378**	**2,291**	**87**	**15,756**
Net book value				
At 31 December 2024	**5,645**	**–**	**1**	**5,646**
At 31 December 2023	2,938	–	3	2,941
At 31 December 2022	–	–	6	6

11 Intangible assets continued

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period		
	2024 **£'000**	2023 £'000	2022 £'000	**2024** **(years)**	2023 (years)	2022 (years)
MTX228 tolimidone acquired IPRD*	**2,938**	2,938	–	**n/a**	n/a	n/a
MTX230 eRapa acquired IPRD*	**2,707**	–	–	**n/a**	n/a	n/a

* Asset is not yet in use and has not started amortising.

On 25 April 2024 the Company entered into an LCA with Emtora, relating to the licence of eRapa. In consideration for the licence, the Company made an upfront payment of 15,1261 ADSs (equal to 5% of our then outstanding Ordinary Shares, calculated on a fully diluted basis). In addition, a Promissory Note previously issued by Emtora in favour of the Company in the amount of $0.25 million was forgiven and certain historical liabilities relating to their ongoing FAP and NMIBC programmes were settled. The Company is also obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS 32 and is measured at fair value in accordance with IFRS 9. Management have estimated the expected liability to be $3.1 million and the present value as $2.5 million.

	£'000	£'000
15,126[1] ADSs issued at market value	**219**	274
Promissory Note forgiven	**197**	250
Historical liabilities settled	**294**	366
Quarterly payment obligation	**1,997**	2,494
Recognised as intangible asset purchase	**2,707**	3,384

[1] Number of ADSs have been adjusted to reflect the ADS ratio change on 4 October 2024.

In addition, the Company is also responsible for up to $31.5 million in sales milestones within the first six months of commercial sale of a first-approved indication of eRapa in certain markets, with decreasing milestones for subsequent approvals for additional indications. There is also a one-time $10.0 million milestone payable upon cumulative net sales of $1.0 billion. Further, the Company is also obligated to pay Emtora single digit tiered royalties on net sales of eRapa, in addition to honouring Emtora's legacy royalty obligations and paying Emtora fees related to income derived from sublicensing and partnering of eRapa.

The LCA also provides the Company with the exclusive option to acquire all of the capital stock of Emtora on commercially reasonable terms in the 90 days after acceptance of the filing of an NDA by the US Food and Drug Administration (the "FDA"). If the Company does not exercise the option, it would be required to make additional quarterly payments, as disclosed in note 16, until the first commercial sale of the product.

12 Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2024, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered office	Nature of business	Notes
Biodexa Australia PTY Limited	c/o Prime Accounting & Business Advisory, HWT Towel Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company	
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a) Wholly owned subsidiary of Biodexa Limited.

(b) PharMida AG became dormant in January 2016.

13 Trade and other receivables

	2024 £'000	2023 £'000	2022 £'000
Trade receivables	11	–	329
Prepayments	6,426	355	376
Other receivables	131	282	301
Total trade and other receivables	6,568	637	1,006
Less: non-current portion	–	–	–
Current portion	6,568	637	1,006

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

Expected credit loss
Given the short-term nature of the Group's trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

Trade and other receivables contained one impaired asset in 2024 and one in 2022. The asset from 2022 was written off in 2023. In 2023 trade and other receivables did not contain an impaired asset. The Group did hold security in 2022 as detailed below against the impaired asset.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counterparty announces they have limited resources to satisfy the debt.

14 Cash and cash equivalents and cash flow supporting notes
Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2024 £'000	2023 £'000	2022 £'000
Cash at bank available on demand	1,669	5,971	2,836

During 2023, 2022 and 2021, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transactions entered in December and May 2023, warrants to the value of £4.6m (December 2022: £nil; July 2021: £nil) were issued as disclosed in note 18.

	2024 £'000	2023 £'000	2022 £'000
Gross proceeds	9,065	12,084	321
Transaction costs	(753)	(1,657)	(78)
	8,312	10,427	243

14 Cash and cash equivalents and cash flow supporting notes continued

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2024	**295**	**4,329**	**4,624**
Cash flows	–	(186)	(186)
Non-cash flows:			
Foreign exchange	–	(26)	(26)
Loans and borrowings classified as non-current 31 December 2023 becoming current in 2024	(138)	138	–
Deferred consideration on acquisition	1,541	456	1,997
Promissory Note issued	–	431	431
Warrants issued	–	3,059	3,059
Exercise of warrants – transfer to share premium	–	(3,618)	(3,618)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(3,218)	(3,218)
Interest accruing in period	–	165	165
At 31 December 2024	**1,698**	**1,530**	**3,228**

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2023	463	246	709
Cash flows	–	(188)	(188)
Non-cash flows:			
Loans and borrowings classified as non-current 31 December 2022 becoming current in 2023	(168)	168	–
Warrants issued	–	4,562	4,562
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(487)	(487)
Interest accruing in period	–	28	28
At 31 December 2023	295	4,329	4,624

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2022	620	699	1,319
Cash flows	–	(178)	(178)
Non-cash flows:			
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(178)	178	–
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(468)	(468)
Interest accruing in period	21	15	36
At 31 December 2022	463	246	709

15 Trade and other payables

Current	2024 £'000	2023 £'000	2022 £'000
Trade payables	707	314	339
Other payables	6	7	17
Accruals	1,273	857	817
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,986	1,178	1,173
Tax and social security	50	62	77
Deferred revenue	1,468	–	197
Total trade and other payables	3,504	1,240	1,447

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

All current trade and other payables are payable within three months of the period end date shown above.

16 Deferred consideration

	2024 £'000	2023 £'000	2022 £'000
Current			
Opening provision at 1 January	–	–	–
On acquisition of licence	1,997	–	–
Payments	(274)	–	–
Interest expense	144	–	–
Foreign exchange	(23)	–	–
	1,844	–	–
Less: non-current portion	1,306	–	–
Current portion	538	–	–

The Company is obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS 32 and is measured at fair value in accordance with IFRS 9. Management have estimated the expected liability to be $3.1 million and the present value as $2.5 million.

This financial liability is measured on Level 3, the fair value is derived using a discounted cash flow approach. The discount rate applied to the obligation was 11.64% (2023: n/a).

A 1% increase or decrease in the discount rate would decrease or increase the liability by approximately £0.03 million (2023: n/a) and £0.03 million (2023: n/a), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

There were no transfers between Level 1 and 2 in the period.

17 Borrowings

	2024 £'000	2023 £'000	2022 £'000
Current			
Promissory Note	**430**	–	–
Lease liabilities	**179**	169	161
Total	**609**	169	161
Non-current			
Lease liabilities	**118**	295	463
Total	**118**	295	463

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

Promissory Note
In December 2024 the Company issued a Promissory Note to C/M Capital Master Fund, LP in the aggregate principal amount of $600,000 at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5%, which may be increased under certain circumstances, and has a maturity date of one year from the Issuance Date. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus accrued and unpaid interest, due and payable by the Company on the date that is 12 months from the Issuance Date. The Note may be prepaid prior to the Maturity Date without penalty. Additionally, prior to the Maturity Date and while the Note remains outstanding, upon the occurrence of each and every bona fide transaction or series of transactions conducted by the Company wherein the principal purpose of the Company is to raise capital, pursuant to which the Company issues and sells securities for an amount of gross proceeds equal to or greater than $500,000, the Company shall be obligated to utilise 25% of the gross proceeds from such Financing Event to prepay the Note, which repayment shall be due concurrently or immediately following the closing of such Financing Event.

The Company received $540,000 pursuant to the Promissory Note on 24 December 2024.

18 Provisions

	2024 £'000	2023 £'000	2022 £'000
Opening provision at 1 January	**–**	207	50
Utilisation of provision	**–**	(207)	(43)
Provision recognised in the year	**–**	–	200
At 31 December	**–**	–	207
Less: non-current portion	**–**	–	–
Current portion	**–**	–	207

The provision as at 1 January 2022 represents management's best estimate of the 'making good' clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

19 Derivative financial liability – current

	2024 £'000	2023 £'000	2022 £'000
Equity settled derivative financial liability			
At 1 January	4,160	85	553
Warrants issued	3,059	4,562	–
Transfer to share premium on exercise of warrants	(3,618)	–	–
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(3,218)	(487)	(468)
At 31 December	**383**	4,160	85

Equity settled derivative financial liability is a liability that is not to be settled for cash.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account ("FVPTL"). The financial liability is valued using the Black-Scholes model in 2024 and 2023; in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in the fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

July 2024 warrants
In July 2024 the Company issued 213,18* 8 Series J ADS Warrants and 213,18* 8 Series K warrants as part of the Registered Direct Offering and Concurrent Private Placement in the US.

May 2024 warrants
In May 2024 the Company issued 94,358* Series G ADS Warrants and 147,80* 5 Series H warrants as part of the Warrant Inducement in the US.

December 2023 warrants
In December 2023 the Company issued 119,99* 8 Series E ADS Warrants and 119,996* Series F ADS Warrants as part of the Registered Offering in the US. The Series F warrants expired on 23 December 2024.

May 2023 warrants
In June 2023 the Company issued 11,059* Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval.

May 2020 warrants
In May 2020 the Company issued 30* ADS warrants as part of a registered direct offering in the US.

October 2019 warrants
In October 2019 the Company issued 15* ADS warrants as part of a registered direct offering in the US.

Warrant re-price
On 22 July 2024 the Company agreed to reduce the exercise price of the Company's existing Series E warrants, Series G warrants and Series H warrants held by those investors who participated in the Registered Direct Offering and Concurrent Private Placement to $25.00* per ADS.

*   Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 26 September 2022, 5 July 2023 and 4 October 2024.

19 Derivative financial liability – current continued
DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $8,771,300.00.

The following table details the outstanding warrants over ADSs and Ordinary Shares as at 31 December and also the movement in the year:

	At 1 January 2022	Lapsed	At 31 December 2022	Lapsed	Granted	At 31 December 2023	Lapsed	Granted	Exercised	At 31 December 2024
ADSs										
July 2024 grant	–	–	–	–	–	–	–	426,376*	–	**426,376***
May 2024 grant	–	–	–	–	–	–	–	242,163*	–	**242,163***
December 2023 grant	–	–	–	–	239,994*	239,994*	(16,027)*		(171,309)*	**52,658***
May 2023 grant	–	–	–	–	11,059*	11,059*	–	–	–	**11,059***
May 2020 grant	30*	–	30*	–	–	30*	–	–	–	**30***
October 2019 grant	15*	–	15*	–	–	15*	–	–	–	**15***
Ordinary Shares										
DARA warrants	204*	(204)*	–	–	–	–	–	–	–	**–**
DARA options	138*	–	138*	(10)*	–	128*	(29)*	–	–	**99***

*   Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 26 September 2022, 5 July 2023 and 4 October 2024.

20 Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

- Credit risk
- Foreign exchange risk
- Liquidity risk

This note describes the Group's policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group's management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

- Trade and other receivables
- Cash and cash equivalents
- Trade and other payables
- Accruals
- Deferred considerations
- Loans and borrowings
- Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2024 £'000	2023 £'000	2022 £'000
Cash and cash equivalents	1,669	5,971	2,836
Trade receivables	11	–	329
Other receivables	131	282	301
Total financial assets	**1,811**	6,253	3,466

Financial liabilities – amortised cost

	2024 £'000	2023 £'000	2022 £'000
Trade payables	707	314	339
Other payables	6	7	17
Accruals	1,273	857	817
Deferred consideration	1,844	–	–
Borrowings	727	464	624
Total financial liabilities – amortised cost	**4,557**	1,642	1,797

Financial liabilities – fair value through profit and loss – current

	2024 £'000	2023 £'000	2022 £'000
Equity settled derivative financial liability	383	4,160	85

20 Financial instruments – risk management continued

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

• Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
• Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group's derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 19:

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series K warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 75.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 0.51 years determined using the remaining life of the warrant. Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series J warrants	£231,000	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 4.56 years determined using the remaining life of the warrant. Risk-free rate of 4.36% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series H warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 75.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 0.39 years determined using the remaining life of the warrant. Risk-free rate of 4.29% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series G warrants	£102,000	Level 3	Black-Scholes model	Volatility rate of 105.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 4.39 years determined using the remaining life of the warrant. Risk-free rate of 4.35% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series E warrants	£47,000	Level 3	Black-Scholes model	Volatility rate of 105.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 3.98 years determined using the remaining life of the warrant. Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£2,000	Level 3	Black-Scholes model	Volatility rate of 110.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 3.47 years determined using the remaining life of the share options. Risk-free rate of 4.30% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 0.89 years determined using the remaining life of the warrant. Risk-free rate of 4.18% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£ –	Level 3	Black-Scholes model	Volatility rate of 80.0% determined using historical volatility of comparable companies. Expected life between a range of 0.1 and 0.48 years determined using the remaining life of the warrant. Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the volatility the higher the fair value. The shorter the expected life the lower the fair value. The higher the risk-free rate the higher the fair value.
Total	£383,000				

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

20 Financial instruments – risk management continued

Fair value hierarchy continued

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series F warrants	£1,444,000	Level 3	Black-Scholes model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£124,000	Level 3	Black-Scholes model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£4,160,000				

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£85,000				

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of warrants (2023: nil; 2022: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in July 2024, May 2024, December 2023, May 2023, May 2020 and October 2019 as part of Registered Direct offerings and private placement.

Credit risk
The Group is exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. The Group does not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Foreign exchange risk
The Group operates internationally although its operations are based in the United Kingdom. The Group incorporated an Australian subsidiary during the year, there were minimal transactions in this entity during 2024.

The Group assets and liabilities are predominately denominated in Pounds Sterling and US Dollar. The Group retains cash balances in US Dollars as a hedge against these liabilities. The assets and liabilities associated with the Joint Arrangement with Emtora, as disclosed in note 1, are held in US Dollars as the majority of operations under the arrangement are undertaken in the US.

The Group is exposed to foreign exchange risk arising from exposure to various currencies primarily the Euro and US Dollar.

The table below shows analysis of the Pounds Sterling equivalent of year end cash and cash equivalent balances by currency:

	2024 £'000	2023 £'000	2022 £'000
Cash and cash equivalents:			
Pounds Sterling	212	2,244	2,588
US Dollar	1,457	3,727	248
Euro	–	–	–
Total	1,669	5,971	2,836

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

20 Financial instruments – risk management continued

Foreign exchange risk continued

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency, the Group's transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in currency other than Sterling. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US Dollar denominated suppliers related to its NASDAQ listing and US based clinical trial. All other assets and/or consumables that are purchased in foreign currencies, such currency is purchased immediately upon invoice. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group's sensitivity to a 10% change in year end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2024	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	146	–	(1)
Total equity	146	–	(1)

Year ended 31 December 2023	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	373	2	–
Total equity	373	2	–

Year ended 31 December 2022	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	25	(1)	–
Total equity	25	(1)	–

Liquidity risk

Liquidity risk arises from the Group's management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group's aim to settle balances as they become due.

In May 2024, the Company completed a Warrant Inducement which raised £4.8 million before expenses. In July 2024, the Company completed a Registered Direct Offering in the US which raised £3.9 million before expenses. During the year warrants previously issued were exercised resulting in the Company receiving £0.4 million.

In December 2024 the Company issued a Promissory Note as detailed in note 17 for the principle amount of $600,000. The Company received $540,000 on 24 December 2024 as the note was issued at a 10% discount.

In February 2023, the Company completed a Private Placement in the US which raised £5.0 million before expenses. In May 2023, the Company completed a Registered Direct Offering in the US which raised £2.7 million before expenses. In December 2023, the Company completed a Registered Offering in the US which raised £4.4 million before expenses.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3 million before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company's operations.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

The following table sets out the contractual maturities (representing undiscounted contractual cash flows) of financial liabilities:

2024	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,986	–	–	–	–
Deferred considerations	178	533	711	711	–
Promissory Note	–	479	–	–	–
Lease liabilities	47	142	111	–	–
Total	2,211	1,154	822	711	–

2023	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

2022	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,173	–	–	–	–
Lease liabilities	49	140	188	254	–
Total	1,222	140	188	254	–

More details with regard to the line items above are included in the respective notes:

- Trade and other payables – **note 15**
- Deferred consideration – **note 16**
- Borrowings – **note 17**

Capital risk management
The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group's objectives when maintaining capital are:

- to safeguard the entity's ability to continue as a going concern; and
- to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group's processes for managing capital risk since the previous year.

21 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2024 is £nil (2023: £nil, 2022: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £'000	Potential deferred tax asset £'000
31 December 2024	**79,740**	**19,935**
31 December 2023	75,530	18,947
31 December 2022	71,139	17,867

The potential deferred tax asset of £19.9 million (2023: £18.9 million, 2022: £17.9 million) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2024 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

22 Share capital

Authorised, allotted and fully paid – classified as equity	2024 Number	2024 £	2023 Number	2023 £	2022 Number	2022 £
At 31 December						
Ordinary Shares of £0.00005 each	6,685,918,922	334,296	1,189,577,722	1,189,578	5,417,137	108,343
'A' Deferred Shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
'B' Deferred Shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321	–	–
'C' Deferred Shares of £0.00005 each	126,547,389,518	6,327,370	–	–	–	–
Total		**11,724,988**		**6,252,900**		**1,108,344**

At a General Meeting on 22 November 2024, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.001 each into one Ordinary Share of £0.00005 each and 19 'C' Deferred Shares of £0.00005 each. The 'C' Deferred Shares have limited rights and are effectively valueless.

On 22 July 2024 the Company entered into Registered Direct Offering; as insufficient share premium was recognised in relation to the transaction the remaining transaction costs have been charged to retained earnings.

On 4 October 2024 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from 400 Ordinary Shares per ADS to 10,000 Ordinary Shares per ADS.

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

	Pre-Funded Warrants	Abeyance Shares
Exercise price	£0.0025	£nil
As at 1 January 2024	167,446	–
Issued:		
May 2024 Warrant inducement	–	37,260
July 2024 Registered Direct Offering	11,157	–
Exercised	(161,161)	(37,260)
Lapsed	(27)	–
As at 31 December 2024	**17,415**	**–**

Numbers of warrants and related exercise prices are after the impact of the ADS ratio changes on 4 October 2024.

In accordance with the Articles of Association for the Company adopted on 22 November 2024, the share capital of the Company consists of an unlimited number of Ordinary Shares of nominal value £0.00005 each. Ordinary and Deferred Shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC
Shares classified as equity
The holders of Ordinary Shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all General Meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and

(b) to receive such dividend as is declared by the Board on each share held.

The holders of both classes of Deferred Shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any General Meeting of the Company or to vote on any resolution to be proposed at any General Meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each Ordinary Share shall have received (in cash or specie) the amount paid up or credited as paid up on such Ordinary Share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the Deferred Shares to sell them for a price not exceeding 1p for all the Deferred Shares.

22 Share capital continued
Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals PLC continued
Shares classified as equity continued

		Ordinary Shares Number	'A' Deferred Shares Number	'B' Deferred Shares Number	'C' Deferred Shares Number	Share Price £	Total consideration £'000
At 1 January 2022		4,923,420	1,000,001				
22 March 2022	Exercise of warrants	1	–	–	–	200.000	–
3 May 2022	Share issue to SIPP trustee (see note 25)	1,250	–	–	–	0.001	–
19 December 2022	Registered Direct Offering	492,466	–	–	–	0.666	321
At 31 December 2022		5,417,137	1,000,001				
15 February 2023	Private Placement*	98,387,275	–	–	–	0.0505	4,967
26 May 2023	Registered Direct Offering*	276,697,310	–		–	0.0097	2,690
14 June 2023	Share subdivision and re-designation		–	4,063,321,418	–	n/a	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800	–	–	–	0.0040	1,279
21 December 2023	Registered Offering	485,391,200	–	–	–	0.0040	1,918
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418			
25 April 2024	Shares issued on purchase Intangible asset (see note 11)	151,265,200	–	–		0.0015	219
22 May 2024	Warrant inducement	1,614,435,600	–	–		0.0030	4,763
22 July 2024	Registered Direct Offering	2,129,516,800	–	–		0.0018	3,876
February – October 2024	Exercise pre-funded warrants	1,502,426,000	–	–		0.0040	5,935
February – May 2024	Exercise Series E & Series F warrants	98,697,600	–	–		0.0044	427
22 November 2024	Share subdivision and re-designation		–	–	126,547,389,518	n/a	n/a
At 31 December 2024		**6,685,918,922**	**1,000,001**	**4,063,321,418**	**126,547,389,518**		

*Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an 'alternative cashless basis'.

23 Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital.
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into Sterling.
Warrant reserve	Represents the following: – The fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expire in November 2025. – The fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date. – The fair value of Series A, B and C warrants denominated in US Dollars at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

24 Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £67,000 (2023: £86,000).

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

25 Share-based payments

Share options

The Group has issued options over Ordinary Shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and unapproved share options awarded to non-UK staff and Directors. In addition, certain share options originally issued over shares in Biodexa Limited under the Biodexa Limited 2008 unapproved share option scheme or Biodexa Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals PLC under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme, all remaining re-issued share options lapsed during 2024. Exercise of an option is subject to continued employment.

At a General Meeting on 22 November 2024, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.00005 per share.

The options granted in 2024 were made under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and the unapproved share option scheme.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise price
30 June 2014	25	–	(25)	–	–	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	(2)	38	£184.00
24 April 2019	312	–	–	(75)	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	27,350	–		(900)	26,450	£4.04
15 July 2021	58,850	–	–	(18,000)	40,850	£5.55
1 September 2021	6,000			–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	–	144,000,000	–	–	144,000,000	£0.004
10 February 2024	–	130,313,200	–	(31,504,400)	98,808,800	£0.003
10 July 2024	–	85,922,000	–	–	85,922,000	£0.003
	111,590	**360,235,200**	**(25)**	**(31,523,377)**	**328,823,388**	

Date of grant	Exercise Price
Options exercisable at 31 December 2024	82,874
Weighted average exercise price of outstanding options at 31 December 2024	£0.005
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	£30.00
Weighted average exercise price of options forfeited in 2024	£0.006
Weighted average exercise price of options granted in 2024	£0.003
Weighted average remaining contractual life of outstanding options at 31 December 2024	9.2 years

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise price
30 June 2014	25	–	–	–	25	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	–	40	£184.00
24 April 2019	312	–	–	–	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	33,600	–	(6,250)	–	27,350	£4.04
15 July 2021	64,350	–	–	(5,500)	58,850	£5.55
2 August 2021	2,500	–	–	(2,500)	–	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	18,750	–	–	(6,250)	12,500	£3.05
12 August 2022	12,500	–	–	(12,500)	–	£2.10
	144,590	**–**	**(6,250)**	**(26,750)**	**111,590**	

Date of grant	Exercise Price
Options exercisable at 31 December 2023	75,720
Weighted average exercise price of outstanding options at 31 December 2023	£5.241
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	£4.04
Weighted average exercise price of options forfeited in 2023	£3.33
Weighted average exercise price of options granted in 2023	–
Weighted average remaining contractual life of outstanding options at 31 December 2023	7.3 years

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

25 Share-based payments continued
Share options continued

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise price
20 April 2012	79	–	(79)	–	–	£1,676.00
9 May 2014	500	–	(500)	–	–	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	352	–	(352)	–	–	£1,072.00
19 December 2016	396	–	(383)	–	13	£484.00
15 December 2017	59	–	–	(19)	40	£184.00
24 April 2019	625	–	–	(313)	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	43,175	–	(5,625)	(3,950)	33,600	£4.04
15 July 2021	71,450	–	–	(7,100)	64,350	£5.55
2 August 2021	2,500	–	–	–	2,500	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	–	18,750	–	–	18,750	£3.05
12 August 2022	–	12,500	–	–	12,500	£2.10
	131,661	31,250	(6,939)	(11,382)	144,590	

Date of grant	Exercise Price
Options exercisable at 31 December 2022	55,932
Weighted average exercise price of outstanding options at 31 December 2022	£4.836
Weighted average exercise price of options exercised in 2022	n/a
Weighted average exercise price of options lapsed in 2022	£105.612
Weighted average exercise price of options forfeited in 2022	£5.974
Weighted average exercise price of options granted in 2022	£2.670
Weighted average remaining contractual life of outstanding options at 31 December 2022	8.1 years

The following information is relevant in the determination of the fair value of options granted during the year 2024 under the equity share based remuneration schemes operated by the Group.

	January 2024	February 2024	July 2024
Number of options	144,000,000	130,313,200	85,922,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	$1.90	$1.310	£0.00139
Exercise price of options issued in year	$1.90	$1.310	£0.00259
Contractual life	10 years	10 years	10 years
Expected life	4 years	4 years	4 years
Volatility	100.0%**	100.0%**	110.0%**
Expected dividend yield	0%	0%	0%
Risk-free rate	4.110%	4.195%	4.025%

The share price used in the determination of the fair value of the options granted in 2024 was the share price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2022 under the equity share based remuneration schemes operated by the Group.

	February 2022	August 2022	August 2022
Number of options	375,000	100,000	150,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£0.1525	£0.105	£0.105
Exercise price of options issued in year	£0.1525	£0.105	£0.105
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	87.88%**	91.78%**	91.66%**
Expected dividend yield	0%	0%	0%
Risk-free rate	1.28%	1.92%	1.92%

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

Share Incentive Plan
In April 2017 the Group set up the Biodexa Pharmaceuticals Share Incentive Plan ("BPSIP"). Under the BPSIP, Group employees and Directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. Biodexa grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the BPSIP are held by an Employee Benefit Trust that is not under the control of Biodexa. Shares must be left in the plan for five years to qualify for full income tax and NIC relief.

On 24 April 2023 the Company terminated the Trust and requested the Trustees distribute the assets of the Trust to the relevant Group employees.

25 Share-based payments continued

Warrants issued in lieu of fees

The Company issues warrants over ADSs to certain its brokers in lieu of broker fees connected to the equity transactions in the year. The warrants are accounted for as share based payments.

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise price per ADS
24 March 2023	1	–	–	–	1	$10,000.00
24 March 2023	51	–	–	–	51	$5,800.00
14 June 2023	442	–	–	–	442	$375.00
21 December 2023	4,800	–	–	–	4,800	$62.50
24 May 2024	–	6,456	–	–	6,456	$62.50
22 July 2024	–	8,525	–	–	8,525	$31.25
	5,294	**14,981**	**–**	**–**	**20,275**	

Date of grant	Exercise price per ADS
Warrants exercisable at 31 December 2024	20,275
Weighted average exercise price of outstanding options at 31 December 2024	$71.10
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	–
Weighted average exercise price of options forfeited in 2024	–
Weighted average exercise price of options granted in 2024	$44.72
Weighted average remaining contractual life of outstanding options at 31 December 2024	2.2 years

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise price per ADS
24 March 2023	–	1	–	–	1	$10,000.00
24 March 2023	–	51	–	–	51	$5,800.00
14 June 2023	–	442	–	–	442	$375.00
21 December 2023	–	4,800	–	–	4,800	$62.50
	–		–	–		

Date of grant	Exercise price per ADS
Warrants exercisable at 31 December 2023	5,294
Weighted average exercise price of outstanding options at 31 December 2023	$145.74
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	–
Weighted average exercise price of options forfeited in 2023	–
Weighted average exercise price of options granted in 2023	$145.74
Weighted average remaining contractual life of outstanding options at 31 December 2023	2.2 years

The following information is relevant in the determination of the fair value of warrants granted during the year 2024.

	May 2024	July 2024
Number of ADS warrants granted	6,456	8,525
Option pricing models used	Black-Scholes	Black-Scholes
Share price	$32.50	$19.85
Exercise price of warrants issued in year	$62.50	$31.25
Contractual life	3 years	3 years
Expected life	3 years	3 years
Volatility	115%**	115%**
Expected dividend yield	0%	0%
Risk-free rate	4.71%	4.29%

The share price used in the determination of the fair value of the ADS warrants granted in 2024 was the ADS price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

The following information is relevant in the determination of the fair value of warrants granted during the year 2023.

	March 2023	June 2023	December 2023
Number of ADS warrants granted	52	442	4,800
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	$5,040.00	$263.50	$63.25
Exercise price of warrants issued in year	$5,800.00/$10,000.00	$375.00	$62.50
Contractual life	3 years	3 years	3 years
Expected life	3 years	3 years	3 years
Volatility	75.00%**	80.00%**	60%**
Expected dividend yield	0%	0%	0%
Risk-free rate	4.35%	4.04%	4.06%

The share price used in the determination of the fair value of the ADS warrants granted in 2023 was the ADS price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

Number and original price of warrants have been adjusted to reflect the ratio change of ADSs to Ordinary Shares that occurred on 5 July 2023 and 4 October 2024.

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2024, 2023 and 2022

26 Capital commitments

The Group had no capital commitments at 31 December 2024, 31 December 2023 and 31 December 2022.

27 Related party transactions

Details of remuneration of key management personnel are given in note 5.

28 Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement the Company agreed to reimburse Bioasis US$225,000 for expenses relating to the transaction should the Company's shareholders not approve the transaction. On 3 March 2023 the Company advised Bioasis that it would offset this liability against the US$500,000 loan it advanced to them during December 2022 and January 2023.

As at 31 December 2023 and 31 December 2022 the Company had a contingent liability of US$225,000 in relation to this potential liability. As at 31 December 2024 the Company no longer believes it has a contingent liability.

29 Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

30 Post balance sheet events

On 17 January 2025, we entered into an ELOC with C/M Capital Master Fund LP ("C/M") pursuant to which we have the right, but not the obligation, to sell to C/M, and C/M is obligated to purchase, up to $35.0 million of newly issued ADSs for a period of 36 months from Commencement Date. As consideration for C/M execution and delivery of the Purchase Agreement, we have agreed to pay to C/M a Commitment Fee of $875,000 in cash or in ADSs.

At any time after the Commencement Date, we may direct C/M to purchase a specified number of ADSs, or a Fixed Purchase, not to exceed $200,000, at a purchase price equal to the lesser of 95% of (i) the daily volume weighted average price, or VWAP, of the Depositary Shares for the five trading days immediately preceding the applicable Purchase Date for such Fixed Purchase and (ii) the lowest sale price of an ADS Share on the trading day immediately preceding the Purchase Date.

In addition, we may also direct C/M to purchase an additional number of ADSs in an amount up to the VWAP Purchase Maximum Amount (as defined in the Purchase Agreement), or a VWAP Purchase, at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the Purchase Agreement).

Lastly, we may also direct C/M to purchase an Additional VWAP Purchase at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable Additional VWAP Purchase Date and (ii) the VWAP during the Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable Additional VWAP Purchase Date.

Under the Purchase Agreement, the aggregate amount of Purchase Shares submitted in any single or combination of VWAP Purchase notices and/or Additional VWAP Purchase notices on a particular date require a payment from C/M to us not exceeding $2.5 million.

C/M is not obligated to purchase any ADSs pursuant to the Purchase Agreement if, when aggregated with all other securities then beneficially owned by C/M would result in C/M beneficially owning Ordinary Shares (represented by Depositary Shares) in excess of 9.99% of the then-outstanding Ordinary Shares.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell Depositary Shares to C/M. We expect that any proceeds received by us from such sales to C/M will be used to fund our development programmes, for working capital and other general corporate purposes.

COMPANY BALANCE SHEET

At 31 December 2024

Company number 09216368	Note	2024 £'000	2024 £'000	2023 £'000	2023 £'000
Fixed assets					
Investments	4		12		–
Property, plant and equipment	5		4		10
Intangible assets	6		–		2,938
			16		2,948
Current assets					
Debtors	7	15,318		227	
Cash at bank		1,570		5,647	
		16,888		5,874	
Creditors: amounts falling due within one year	8	(805)		(4,916)	
Borrowings	9	(430)		–	
		(1,235)		(4,916)	
Net current assets		15,653		958	
Total assets less current liabilities			15,669		3,906
Net assets			15,669		3,906
Capital and reserves					
Called up share capital	11		11,725		6,253
Share premium account	12		93,124		86,732
Warrant reserve	12		894		3,457
Accumulated deficit	12		(90,074)		(92,536)
Total equity attributable to owners of the Parent Company			15,669		3,906

The profit for the financial period, of the Company, as approved by the Board, was £2.4 million (2023: loss £7.9 million).

The financial statements were approved and authorised for issue by the Board of Directors on 10 April 2025 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

The notes on pages 85 to 92 form part of these financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2023

	Share capital £'000	Share Premium £'000	Warrant Reserve £'000	Accumulated Deficit* £'000	Total equity* £'000
At 1 January 2024	**6,253**	**86,732**	**3,457**	**(92,536)**	**3,906**
Loss for the year	**–**	**–**	**–**	**2,390**	**2,390**
Total comprehensive loss	**–**	**–**	**–**	**2,390**	**2,390**
Transactions with owners					
Shares issued on 22 May 2024	**1,614**	**5,048**			**6,662**
Costs associated with share issue on 22 May 2024		**(487)**			**(487)**
Shares issued on 22 July2024	**2,105**	**79**	**2**		**2,186**
Costs associated with share issue on 22 July 2024		**(55)**		**(297)**	**(352)**
Exercise of warrants during the year	**1,602**	**1,739**	**(2,565)**		**776**
Issue of shares to purchase intangible asset	**151**	**68**			**219**
Share-based payment charge				**369**	**369**
Total contribution by and distributions to owners	**5,472**	**6,392**	**(2,563)**	**72**	**9,373**
At 31 December 2024	**11,725**	**93,124**	**894**	**(90,074)**	**15,669**

	Share capital £'000	Share Premium £'000	Warrant Reserve £'000	Accumulated Deficit* £'000	Total equity* £'000
At 1 January 2023	1,108	83,667	720	(82,293)	3,202
Loss for the year	–	–	–	(7,891)	(7,891)
Total comprehensive loss	–	–	–	(7,891)	(7,891)
Transactions with owners					
Shares issued on 15 February 2023	1,956	3,013		–	4,969
Costs associated with share issue on 15 February 2023	–	(903)		–	(903)
Shares issued on 26 May 2023	2,380			(355)	2,025
Costs associated with share issue on 26 May 2023	–			(527)	(527)
Shares issued on 21 December 2023	485		1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	324	955	1,422	–	2,701
Share-based payment charge	–	–	–	244	244
Total contribution by and distributions to owners	5,145	3,065	2,737	(2,352)	8,595
At 31 December 2023	6,253	86,732	3,457	(92,536)	3,906

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS

For the year ended 31 December 2024

1 Accounting policies

Basis of preparation

Biodexa Pharmaceuticals PLC is a company incorporated in England & Wales under the Companies Act. The address of the registered office is given on the contents page and the nature of the Group's operations and its principal activities are set out in the Strategic Report. The financial statements have been prepared in accordance with FRS 102, the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland ("FRS 102").

The preparation of financial statements in compliance with FRS 102 requires the use of certain critical accounting estimates. It also requires Group management to exercise judgement in applying the Group's accounting policies.

Parent Company disclosure exemptions

In preparing the separate financial statements of the Parent Company, advantage has been taken of the following disclosure exemptions available in FRS 102:

- no cash flow statement has been presented for the Parent Company;
- disclosures in respect of the Parent Company's financial instruments and share-based payment arrangements have not been presented as equivalent disclosures have been provided in respect of the Group as a whole; and
- no disclosure has been given for the aggregate remuneration of the key management personnel of the Parent Company as their remuneration is included in the totals for the Group as a whole.

The following principal accounting policies have been applied:

Valuation of investments

Investments in subsidiaries are measured at cost less accumulated impairment. Where merger relief is applicable, the cost of the investment in a subsidiary undertaking is measured at the nominal value of the shares issued together with the fair value of any additional consideration paid. Costs of acquisition of investments are capitalised.

Intangible assets

Externally acquired intangible assets include licences that are initially recognised as in-process research and development at cost. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

Once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

- Completion of the asset is technically feasible so that it will be available for use or sale.
- The Group intends to complete the asset and use or sell it.
- The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost).
- There are adequate technical, financial and other resources to complete the development and to use or sell the asset.
- The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the statement of comprehensive income as incurred. No projects have yet reached the point of capitalisation.

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2024

1 Accounting policies continued

Impairment of goodwill and intangible assets

Where there is any indication that an asset may be impaired, the carrying value of the asset (or cash-generating unit ("CGU") to which the asset has been allocated) is tested for impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's (or CGU's) fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets except goodwill that have been previously impaired are reviewed at each reporting date to assess whether there is any indication that the impairment losses recognised in prior periods may no longer exist or may have decreased.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

A deferred tax asset in respect of unutilised tax losses has not been recognised on the basis that the future economic benefit is not certain.

Going concern – material uncertainty

Accounting standards require the Directors to consider the appropriateness of the going concern basis when preparing the financial statements. The Directors are of the opinion that they consider the going concern basis will remain appropriate. The Directors have taken notice of the Guidance on the Going Concern Basis of Accounting and Reporting on Solvency and Liquidity Risk Guidance for directors of companies that do not apply the UK Corporate Governance Code (April 2016).

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company's operations.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

Financial assets and liabilities

Financial assets

Financial assets, other than investments and derivatives, are initially measured at transaction price (including transaction costs) and subsequently held at cost, less any impairment.

Financial liabilities and equity

Financial liabilities and equity are classified according to the substance of the financial instrument's contractual obligations, rather than the financial instrument's legal form. Financial liabilities, excluding convertible debt and derivatives, are initially measured at transaction price (after deducting transaction costs) and subsequently held at amortised cost.

Depreciation

Depreciation on assets is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method. The estimated useful lives range as follows:

	2024 £'000	2023 £'000
Computer Equipment and Software	–	4 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted prospectively if appropriate, if there is an indication of a significant change since the last reporting date.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'other operating income or losses' in the statement of comprehensive income.

2 Staff costs

	2024 £'000	2023 £'000
Staff costs (including Directors) comprise:		
Wages and salaries	1,076	910
Defined contribution pension cost	39	49
Social security contributions and similar taxes	129	128
Share-based payment charge	270	51
	1,514	1,138

Employee numbers

The average number of staff employed by the Company during the financial year amounted to:

	2024 £'000	2023 £'000
General and administration	3	3
Research and development	2	2
	5	5

Please also refer to note 5 in the consolidated financial statements regarding Directors' remuneration.

3 Profit/(Loss) attributable to shareholders

Under Section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own profit and loss account. The profit for the financial period, of the holding company, as approved by the Board, was £2.4 million (2023: loss £7.9 million).

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED

For the year ended 31 December 2024

4 Investments

	2024 £'000	2023 £'000
Cost		
At 1 January	**1,191**	1,214
Investment in subsidiary undertaking	**14**	
Capital contribution re share-based payments in subsidiaries	**13**	–
Reversal of capital contribution re share-based payments in subsidiaries		(23)
At 31 December	**1,218**	1,191
Impairment		
At 1 January	**1,191**	142
Reversal impairment in carrying value of subsidiary		(13)
Impairment in carrying value of subsidiary	**15**	1,062
At 31 December	**1,206**	1,191
Total investments at 31 December	**12**	–

A capital (reversal)/contribution was made in the prior year to the underlying subsidiaries corresponding to the share-based payment (credit)/charge recognised in the period.

During 2024 the Company impaired the carrying value of its investment in Biodexa Australia OTY Limited to zero. During 2023 the Company impaired the carrying value of its investment in Biodexa Limited to zero.

At 31 December 2024, the Company held share capital in the following subsidiaries and joint arrangements:

Name	Registered Office or Country of Incorporation	Nature of Business	Proportion held	Notes
Biodexa Australia PTY Limited	/o Prime Accounting & Business Advisory, HWT Towel Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company	100%	
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	100%	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	100%	(a)

Notes:

(a) Wholly owned subsidiary of Midatech Limited.

5 Property, plant and equipment

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2024	**126**	**126**
Disposals	**(33)**	**(33)**
At 31 December 2024	**93**	**93**
Depreciation		
At 1 January 2024	**116**	**116**
Disposals	**(33)**	**(33)**
Charge for year	**6**	**6**
At 31 December 2024	**89**	**89**
Net book value		
At 31 December 2024	**4**	**4**

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2023	164	164
Disposals	(38)	(38)
At 31 December 2023	126	126
Depreciation		
At 1 January 2023	148	148
Disposals	(38)	(38)
Charge for year	6	6
At 31 December 2023	116	116
Net book value		
At 31 December 2023	10	10

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2024

6 Intangible asset

	In-process research and development £'000	Total £'000
Cost		
At 1 January 2024	2,938	2,938
Additions	416	416
Transfer to other Group company	(3,354)	(3,354)
At 31 December 2024	–	–
Accumulated amortisation and impairment		
At 1 January 2024	–	–
Charge for year	–	–
At 31 December 2024	–	–
Net book value		
At 31 December 2024	–	–

	In-process research and development £'000	Total £'000
Cost		
At 1 January 2023	–	–
Additions	2,938	2,938
At 31 December 2023	2,938	2,938
Accumulated amortisation and impairment		
At 1 January 2023	–	–
Charge for year	–	–
At 31 December 2023	–	–
Net book value		
At 31 December 2023	2,938	2,938

On 2 January 2024 the Company assigned its rights under its licence agreement with Melior Pharmaceuticals I, Inc, for tolimidone (MTX228) to Biodexa Ltd. The transfer was at cost.

On 29 April 2024 the Company assigned its rights under its licence agreement with Rapamycin Holdings, Inc, for eRapa (MTX230) to Biodexa Ltd. The transfer was at cost.

Details of the intangible asset are provided in note 11 of the consolidated financial statements.

7 Debtors

	2024 £'000	2023 £'000
Amounts due from Group companies	15,058	–
Other debtors	52	33
Prepayments	208	194
	15,318	227

During 2024 and 2023 impairment reversal/(provisions) were made of £3.1 million and (£2.6 million) respectively against intercompany balances owed by other Group companies.

8 Creditors: amounts falling due within one year

	2024 £'000	2023 £'000
Trade creditors	101	191
Accruals	283	519
Other creditors	38	46
Derivative financial liability	383	4,160
	805	4,916

Details of the derivative financial liability are provided in note 19 of the consolidated financial statements.

9 Borrowings

	2024 £'000	2023 £'000
Promissory Note	430	–
At 31 December	430	–
Less: non-current portion	–	–
Current portion	430	–

10 Provisions

	2024 £'000	2023 £'000
Opening provision at 1 January	–	207
Utilisation of provision	–	(207)
Provision recognised in the year	–	–
At 31 December	–	–
Less: non-current portion	–	–
Current portion	–	–

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED

For the year ended 31 December 2024

11 Share capital

Allotted and fully paid	2024 Number	2024 £'000	2023 Number	2023 £'000
Ordinary Shares of £0.001 each	6,685,918,922	334	1,189,577,722	1,190
'A' Deferred Shares of £1 each	1,000,001	1,000	1,000,001	1,000
'B' Deferred Shares of £0.001 each	4,063,321,418	4,063	4,063,321,418	4,063
'C' Deferred Shares of £0.00005 each	126,547,389,518	6,328	–	–
Total		**11,725**		6,253

Details of shares issued by the Company in the year are given in note 22 of the consolidated financial statements.

12 Reserves

The following describes the nature and purpose of each reserve within the equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Warrant reserve	Represents the following: – The fair value of warrants denominated in £ at the date of grant. The number and price is fixed at the date of grant. The warrants expire in November 2025. – The fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date. – The fair value of Series A, B and C warrants denominated in US Dollars at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

13 Post balance sheet events

Details of the post balance sheet events are provided in note 30 of the consolidated financial statements.

COMPANY INFORMATION

Directors:	Stephen Parker
	Sijmen de Vriess
	Ann Merchant
	Stephen Stamp
	Simon Turton
Secretary:	Stephen Stamp
Registered office:	1 Caspian Point
	Caspian Way
	Cardiff, CF10 4DQ
	United Kingdom
Registered number:	09216368
Auditor:	PKF Littlejohn LLP
	15 Westferry Circus
	London
	E14 4HD
	United Kingdom
Depositary:	JPMorgan Chase Bank, N.A.
	383 Madison Avenue
	New York
	NY 10179
	United States of America

Notes




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Biodexa Pharmaceuticals PLC
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ

www.biodexapharma.com